UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SYNACOR, INC.

(Name of Subject Company)

SYNACOR, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

871561106

(CUSIP Number of Common Stock)

Timothy J. Heasley

Chief Financial Officer

Synacor, Inc.

40 La Riviere Drive, Suite 300

Buffalo, NY 14202

(Address of registrant’s principal executive office)

(716) 853-1362

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Robert J. Olivieri, Esq.

Craig M. Fischer, Esq.

Hodgson Russ LLP

The Guaranty Building

140 Pearl Street, Suite 100

Buffalo, New York 14202

(716) 856-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

(a) Name and Address.

The name of the subject company is Synacor, Inc., a Delaware corporation (the “Company” or “Synacor”). The address of the Company’s principal executive offices is 40 La Riviere Drive, Suite 300, Buffalo, New York 14202, and the telephone number of its principal executive offices is (716) 853-1362.

(b) Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.01 per share (the “Shares”). As of February 26, 2021, there were (1) 39,816,974 Shares issued and outstanding, (2) 1,841,928 Shares issuable pursuant to outstanding stock options with an exercise price less than the Offer Price (as defined in “Item 2. Identity and Background of Filing Person—Tender Offer” below), and (3) 1,719,814 Shares underlying restricted share unit awards (each a “RSU”) and performance share units (each a “PSU”).

Item 2. Identity and Background of Filing Person.

(a) Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1(a) above and incorporated herein by reference.

(b) Tender Offer.

This Schedule 14D-9 relates to the tender offer by SY Merger Sub Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of CLP SY Holding, LLC, a Delaware limited liability company (“Parent”), to purchase all of the outstanding Shares, pursuant to the Agreement and Plan of Merger, dated as of February 10, 2021, by and among Parent, Purchaser, and the Company (as it may be amended from time to time, the “Merger Agreement”), at a purchase price of $2.20 per Share, payable net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law (such consideration as it may be amended from time to time pursuant to the terms of the Merger Agreement, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 3, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent, Purchaser, SY Holding Corporation, a Delaware corporation and the sole stockholder of Purchaser (“HoldCo”), and Centre Lane Partners V, L.P., a Delaware limited partnership (the “Sponsor”) with the Securities and Exchange Commission (the “SEC”) on March 3, 2021. The Offer to Purchase, Letter of Transmittal and this Schedule 14D-9 are being mailed to the Company’s stockholders. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference. The Offer will expire at 12:00 midnight, New York City time, on March 30, 2021, the twentieth (20th) business day (calculated as set forth in Rule 14d-1(g)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) following (and including the day of) the commencement of the Offer, unless extended. The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Offer. Purchaser is required to extend the Offer (i) for any period required by applicable law or applicable rules, regulations, interpretations or positions of the SEC or its staff or The Nasdaq Global Market, and (ii) for one or more successive extension periods of up to ten (10) business days each until, and including, June 10, 2021, if at the expiration date of the Offer any of the conditions of the Offer have not been satisfied or waived. Purchaser is not required to extend the Offer beyond June 10, 2021 or at any time that Parent or Purchaser is permitted to terminate the Merger Agreement pursuant to its terms. In addition, Purchaser is not permitted to extend the Offer beyond June 10, 2021 without the prior written consent of the Company.

The Offer is being made pursuant to the Merger Agreement. The Offer is not subject to any financing condition. The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including: (i) that there have been validly tendered in the Offer (in the aggregate) and not properly withdrawn prior to the expiration of the Offer that number of Shares that, together with the number of Shares (if any) then owned by Parent, equals at least a majority in voting power of the Shares then issued and outstanding (the “Minimum Condition”), (ii) the Merger Agreement not having been terminated in accordance with its terms (the “Termination Condition”), (iii) any applicable waiting period, together with any extensions thereof, under any applicable competition laws has expired or been terminated, and (iv) those other conditions and requirements set forth in Annex I to the Merger Agreement and further summarized in Section 14 of the Offer to Purchase.

The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and will be an indirect wholly-owned subsidiary of Parent. Because the Merger will be governed by Section 251(h) of the DGCL, assuming the requirements of Section 251(h) of the DGCL are met, no vote of the stockholders of the Company will be required to consummate the Merger. At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than (1) Shares irrevocably accepted for payment by Purchaser in the Offer, (2) Shares owned by Parent, Purchaser or the Company or any direct or indirect wholly-owned subsidiary of Parent or the Company, including all Shares held by the Company as treasury stock, or (3) Shares that are held by any stockholder who is entitled to demand and properly demands appraisal in accordance with, and who complies in all respects with the provisions of, Section 262 of the DGCL with respect to such Shares) will be converted into the right to receive the Offer Price from Purchaser (or any such higher price per Share as may be paid in the Offer, the “Merger Consideration”). The treatment of equity awards under the Company’s benefit plans, including stock options, is discussed below in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company” of this Schedule 14D-9. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to herein as the “Transactions.” The Merger Agreement has been filed herewith as Exhibit (e)(1) and is incorporated herein by reference. The Merger Agreement is summarized in Section 13 of the Offer to Purchase.

The foregoing summary and description of the Offer, the Merger, the Transactions and the Merger Agreement is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal and the Merger Agreement, which are each incorporated herein by reference.

Purchaser was formed in connection with the Merger Agreement, the Offer and the Merger. The Schedule TO states that the principal executive offices of Parent, Purchaser, HoldCo and the Sponsor are located at 60 E. 42nd Street, Suite 2220, New York, New York 10165. The telephone number of each entity is (646) 843-0710.

For the reasons described below, the Company’s Board of Directors (the “Synacor Board” or the “Company Board”) unanimously recommends that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

If the number of Shares tendered in the Offer is insufficient to cause the Minimum Condition to be satisfied upon expiration of the Offer (taking into account any extensions thereof), then (i) neither the Offer nor the Merger will be consummated and (ii) the Company’s stockholders will not receive the Offer Price or the Merger Consideration pursuant to the Offer or the Merger, as applicable.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

Except as set forth in this Schedule 14D-9, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings, and no actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates.

(a) Arrangements with Current Executive Officers, Directors and Affiliates of the Company.

The following is a discussion of all material agreements, arrangements, understandings and any actual or potential conflicts of interest between the Company and its affiliates that relate to the Offer and the Merger.

Interests of Certain Persons

Certain members of Company management and the Company Board may be deemed to have certain interests in the Offer and Merger that are different from, or in addition to, the interests of the Company’s stockholders generally. The Company Board was aware of these interests and considered that such interests may be different from, or in addition to, the interests of the Company’s stockholders generally, among other matters, in determining to approve the Offer and Merger.

Treatment of Shares, Stock Options, Restricted Stock Units and Performance Stock Units in Connection with the Offer and Merger

Treatment of Shares

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration for their Shares on the same terms and conditions as the other stockholders of the Company, as described above. If the Merger is consummated, any Shares held of record or beneficially owned by a director or executive officer that are not tendered into the Offer will be converted into the right to receive the Merger Consideration at the Effective Time.

The approximate value of the cash payments that each director and executive officer of the Company would receive in exchange for his or her Shares in the Offer if they were to tender their Shares is set forth in the table below. This information is based on the number of Shares directly or indirectly held by the Company’s directors and executive officers as of February 26, 2021 and based on an Offer Price of $2.20 per Share.

Name of Executive Officer or Director and Title	Number of Shares	Cash Consideration for Shares ($)

Himesh Bhise, Chief Executive Officer and Director	153,084	$336,785

Timothy J. Heasley, Chief Financial Officer	41,798	$91,956

Steven M. Davi, Executive Vice President, Technology	45,921	$101,026

Elisabeth B. Donahue, Director	70,641	$155,410

Marwan Fawaz, Director	137,411	$302,304

Andrew Kau, Director	3,936,555 (1)	$8,660,421

Michael J. Montgomery, Director	179,576	$395,067

Kevin M. Rendino, Director	2,996,626 (2)	$6,592,577

(1)

Represents 61,417 shares held or beneficially owned by Mr. Kau, 70,846 shares held by Pacven Walden Ventures IV Associates Fund, L.P. (“Pacven IV Associates Fund”) and 3,804,292 shares held by Pacven Walden Ventures IV, L.P. (“Pacven IV”). The general partner of Pacven IV Associates Fund and Pacven IV is Pacven Walden Management II, L.P. (“Pacven Management II”). The general partner of Pacven Management II is Pacven Walden Management Co., Ltd. (“Pacven Walden Management”). Lip-Bu Tan is the sole director of Pacven Walden Management and he shares voting and investment power with respect to the shares held by Pacven IV and Pacven IV Associates Fund with the other members of the investment committee of Pacven Walden Management. Lip-Bu Tan and Mr. Kau are the members of the investment committee of Pacven Walden Management. An additional 9,827 Shares held by the Lip-Bu Tan and Ysa Loo Trust dated 2/3/1992, of which Lip-Bu Tan is a trustee are not reflected in the above.

(2)

Represents 1,755,226 shares held by 180 Degree Capital Corp. (“180 Degree”) and 1,241,400 shares held by 180.2 SPV Series—a Series of 180 Degree Capital Management, LLC (“180.2 SPV Series”). 180 Degree is the investment manager and managing member of 180.2 SPV Series. Responsibility for all investment decisions has been delegated to two of its directors, Mr. Rendino and Daniel B. Wolfe, and therefore, Mr. Rendino and Daniel B. Wolfe may be deemed to have voting and investment power with respect to the Shares held by 180 Degree and 180.2 SPV Series. Mr. Rendino disclaims beneficial ownership of the Shares held by 180 Degree and 180.2 SPV Series except for the extent of his pecuniary interest therein.

Treatment of Company Stock Options

Except as described below, each option to acquire Shares, whether vested or unvested, granted under the Synacor, Inc. 2006 Stock Plan, the Synacor, Inc. Amended and Restated 2012 Equity Incentive Plan or the Synacor, Inc. Special Purpose Recruitment Plan (each, a “Company Equity Plan”) or otherwise (each such option, a “Company Stock Option”) that is outstanding immediately prior to the Effective Time will be cancelled and entitle the holder to receive, as of the Effective Time, an amount in cash equal to the product of (a) the excess, if any, of the Merger Consideration over the applicable exercise price per Share of such Company Stock Option and (b) the number of Shares for which such Company Option may be exercised (the “Option Consideration”), payable immediately following Effective Time, without interest, less applicable taxes required to be withheld. Each Company Stock Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time that has an exercise price per Share that is equal to or greater than the Merger Consideration will be cancelled at the Effective Time, and the holder of such Company Stock Option will not be entitled to receive any payment in exchange for the cancellation of the Company Stock Option.

The approximate value of the cash payments that each director and executive officer of the Company will receive in connection with the consummation of the Merger as a result of the cancellation of his or her Company Stock Options (assuming that each such director and executive officer does not otherwise exercise any outstanding and vested Company Stock Options between February 26, 2021 and the Effective Time) is set forth in the table below. This information is based on the number of Company Stock Options held by the Company’s directors and executive officers as of February 26, 2021 and based on an Offer Price of $2.20 per Share.

Name of Executive Officer or Director and Title	Number of Shares Subject to Vested Company Stock Options(1)	Cash Consideration for Vested Company Stock Options ($)	Number of Shares Subject to Unvested Company Stock Options(1)	Cash Consideration for Unvested Company Stock Options ($)	Total Cash Consideration for Company Stock Options in the Merger ($)
Himesh Bhise, Chief Executive Officer and Director	21,666(2)	$5,642	1,734(2)	$347	$5,989(2)

Timothy J. Heasley, Chief Financial Officer	17,187(3)	$7,567	7,813(3)	$3,440	$11,008(3)

Steven M. Davi, Executive Vice President, Technology	115,534(4)	$39,398	12,266(4)	$5,188	$44,586(4)

Elisabeth B. Donahue, Director	22,500(5)	$9,500	22,500(5)	$11,050	$20,550(5)

Marwan Fawaz, Director	22,500(6)	$9,500	22,500(6)	$11,050	$20,550(6)

Andrew Kau, Director	26,250(7)	$8,500	18,750(7)	$7,400	$15,900(7)

Michael J. Montgomery, Director	22,500(8)	$9,500	22,500(8)	$11,050	$20,550(8)

Kevin M. Rendino, Director	29,166(9)	$14,041	35,834(9)	$17,359	$31,400(9)

(1)

These columns include only those Company Stock Options with exercise prices less than the Offer Price (collectively, the “In-the-Money Company Stock Options”) and do not include any Company Stock Options with an exercise price equal to or greater than the Offer Price (collectively, the “Out-of-the-Money Company Stock Options”), which Out-of-the-Money Company Stock Options will be cancelled at the Effective Time for no consideration pursuant to the terms of the Merger Agreement.

(2)

Total does not include 2,233,438 Out-of-the-Money Company Stock Options held by Mr. Bhise. As a result, total cash consideration reflects consideration only for those 23,400 In-the-Money Company Stock Options held by Mr. Bhise.

(3)

Total does not include 175,000 Out-of-the-Money Company Stock Options held by Mr. Heasley. As a result, total cash consideration reflects consideration only for those 25,000 In-the-Money Company Stock Options held by Mr. Heasley. The amount presented in the “Total Cash Consideration for Company Stock Options in the Merger” column for Mr. Heasley does not foot to preceding columns due to rounding.

(4)

Total does not include 105,400 Out-of-the-Money Company Stock Options held by Mr. Davi. As a result, total cash consideration reflects consideration only for those 127,800 In-the-Money Company Stock Options held by Mr. Davi.

(5)

Total does not include 50,000 Out-of-the-Money Company Stock Options held by Ms. Donahue. As a result, total cash consideration reflects consideration only for those 45,000 In-the-Money Company Stock Options held by Ms. Donahue.

(6)

Total does not include 160,000 Out-of-the-Money Company Stock Options held by Mr. Fawaz. As a result, total cash consideration reflects consideration only for those 45,000 In-the-Money Company Stock Options held by Mr. Fawaz.

(7)

Total does not include 145,000 Out-of-the-Money Company Stock Options held by Mr. Kau. As a result, total cash consideration reflects consideration only for those 45,000 In-the-Money Company Stock Options held by Mr. Kau.

(8)

Total does not include 160,000 Out-of-the-Money Company Stock Options held by Mr. Montgomery. As a result, total cash consideration reflects consideration only for those 45,000 In-the-Money Company Stock Options held by Mr. Montgomery.

(9)

Mr. Rendino does not hold any Out-of-the-Money Company Stock Options. As a result, total cash consideration reflects consideration for the 65,000 In-the-Money Company Stock Options held by Mr. Rendino. Pursuant to an assignment and assumption agreement between Mr. Rendino and 180 Degree, Mr. Rendino has assigned all economic and beneficial interest in his Company Stock Options (and the Shares issuable upon exercise thereof) to 180 Degree.

Treatment of RSUs

Each RSU that is outstanding, whether vested or unvested immediately prior to the Effective Time, will be cancelled, and the holder will be entitled to receive, as of the Effective Time, an amount in cash, equal to the product of (a) the Merger Consideration and (b) the number of Shares subject to such RSU, payable without interest and less applicable taxes required to be withheld. If making the cash payment as of the Effective Time would cause an impermissible acceleration under Section 409A of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), then the holder will become vested in the right to receive any cash payment as of the Effective Time, but the cash payment will only be paid (without interest, less applicable taxes required to be withheld) at the earliest time such payment would not cause an impermissible payment event under Section 409A of the Internal Revenue Code.

The approximate value of the cash payments that each director and executive officer of the Company will receive in connection with the consummation of the Merger as a result of the cancellation of his or her outstanding RSUs is set forth in the table below. This information is based on the number of RSUs held by the Company’s directors and executive officers as of February 26, 2021 and based on an Offer Price of $2.20 per Share.

Name of Executive Officer or Director and Title	Number of Shares Subject to RSUs	Cash Consideration for RSUs ($)

Himesh Bhise, Chief Executive Officer and Director	192,537	$423,581

Timothy J. Heasley, Chief Financial Officer	102,054	$224,519

Steven M. Davi, Executive Vice President, Technology	82,145	$180,719

Elisabeth B. Donahue, Director	47,170	$103,774

Marwan Fawaz, Director	47,170	$103,774

Andrew Kau, Director	47,170	$103,774

Michael J. Montgomery, Director	47,170	$103,774

Kevin M. Rendino, Director	47,170 (1)	$103,774

(1)

Pursuant to an assignment and assumption agreement between Mr. Rendino and 180 Degree, Mr. Rendino has assigned all economic and beneficial interest in his RSUs (and the Shares issuable upon settlement therefrom) to 180 Degree.

Treatment of PSUs

Each PSU that is outstanding, whether vested or unvested immediately prior to the Effective Time, will be cancelled, and the holder will be entitled to receive, as of the Effective Time, an amount in cash equal to the product of (a) the Merger Consideration and (b) the number of Shares underlying such PSU, payable without interest and less applicable taxes required to be withheld. If making the cash payment as of the Effective Time would cause an impermissible acceleration under Section 409A of the Internal Revenue Code, then the holder will become vested in the right to receive any cash payment as of the Effective Time, but the cash payment will only be paid (without interest, less applicable taxes required to be withheld) at the earliest time such payment would not cause an impermissible payment event under Section 409A of the Internal Revenue Code.

The approximate value of the cash payments that each director and executive officer of the Company will receive in connection with the consummation of the Merger as a result of the cancellation of his or her outstanding PSUs is set forth in the table below. This information is based on the number of PSUs held by the Company’s directors and executive officers as of February 26, 2021 and based on an Offer Price of $2.20 per Share.

Name of Executive Officer or Director	Number of Shares Subject to PSUs	Cash Consideration for PSUs ($)

Himesh Bhise, Chief Executive Officer and Director	155,401	$341,882

Timothy J. Heasley, Chief Financial Officer	86,334	$189,935

Steven M. Davi, Executive Vice President, Technology	69,067	$151,947

Elisabeth B. Donahue, Director	—	$—

Marwan Fawaz, Director	—	$—

Andrew Kau, Director	—	$—

Michael J. Montgomery, Director	—	$—

Kevin M. Rendino, Director	—	$—

The following table sets forth the approximate amount of payments that each director and executive officer of the Company is entitled to receive in connection with the consummation of the Merger as a result of the Shares, Company Stock Options, RSUs and PSUs held by each director and executive officer as of February 26, 2021.

Name of Executive Officer or Director and Title	Cash Consideration for Shares ($)	Cash Consideration for Company Stock Options ($)	Cash Consideration for RSUs ($)	Cash Consideration for PSUs ($)	Total Cash Consideration in connection with the Offer and the Merger ($)

Himesh Bhise, Chief Executive Officer and Director	$336,785	$5,989	$423,581	$341,882	$1,108,237

Timothy J. Heasley, Chief Financial Officer	$91,956	$11,008	$224,519	$189,935	$517,417

Steven M. Davi, Executive Vice President, Technology	$101,026	$44,586	$180,719	$151,947	$478,279

Elisabeth B. Donahue, Director	$155,410	$20,550	$103,774	$—	$279,734

Marwan Fawaz, Director	$302,304	$20,550	$103,774	$—	$426,628

Andrew Kau, (1) Director	$8,660,421	$15,900	$103,774	$—	$8,780,095

Michael J. Montgomery, Director	$395,067	$20,550	$103,774	$—	$519,391

Kevin M. Rendino, (2) Director	$6,592,577	$31,400	$103,774	$—	$6,727,751

(1)

Represents securities held or beneficially owned by Mr. Kau, Pacven IV Associates Fund, and Pacven IV. The general partner of Pacven IV Associates Fund and Pacven IV is Pacven Management II. The general partner of Pacven Management II is Pacven Walden Management. Lip-Bu Tan is the sole director of Pacven Walden Management and he shares voting and investment power with respect to the securities held by Pacven IV and Pacven IV Associates Fund with the other members of the investment committee of Pacven Walden Management. Lip-Bu Tan and Mr. Kau are the members of the investment committee of Pacven Walden Management.

(2)

Represents securities held or beneficially owned by Mr. Rendino, 180 Degree and 180.2 SPV Series. 180 Degree is the investment manager and managing member of 180.2 SPV Series. Responsibility for all investment decisions has been delegated to two of its directors, Mr. Rendino and Daniel B. Wolfe, and therefore, Mr. Rendino and Daniel B. Wolfe may be deemed to have voting and investment power with respect to the securities held by 180 Degree and 180.2 SPV Series. Mr. Rendino disclaims beneficial ownership of the Shares held by 180 Degree and 180.2 SPV Series except for the extent of his pecuniary interest therein.

Payments to Executive Officers Upon Termination Following a Change of Control

Himesh Bhise

The Company entered into an employment letter agreement with Mr. Bhise in July 2014. The agreement provides Mr. Bhise with severance protection in specified circumstances. If the Company terminates Mr. Bhise’s employment without “cause” or if Mr. Bhise terminates his employment with the Company for “good reason” and Mr. Bhise signs a release of claims against the Company in the form specified in the employment letter agreement, returns all Company property in his possession, and resigns as a member of the Company Board and the board of directors of any subsidiary of the Company on which he serves, then Mr. Bhise will be entitled to the following severance: (i) continued payment of his then-annual base salary for 12 months, (ii) payment of any earned but unpaid bonus for the year prior to termination and (iii) payment of the monthly premium for continued group health insurance coverage under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”) for Mr. Bhise and his dependents for 12 months. In addition, if such termination of employment occurs within 12 months following a “change of control,” then the Company will also pay Mr. Bhise an amount equal to his annual target bonus for the year in which the termination occurs, payable in installments in accordance with the Company’s standard payroll procedures over a 12-month period.

For the purposes of the employment letter agreement between the Company and Mr. Bhise, the following terms have the following meanings:

●

The term “cause” generally means (a) unauthorized use or disclosure of the Company’s confidential information or trade secrets, which use or disclosure causes material harm to the Company, (b) material breach of the employment letter agreement or the Proprietary Information and Inventions Agreement between Mr. Bhise and the Company, (c) material failure to comply with the Company’s material written policies or rules, (d) conviction of, or plea of “guilty” or “no contest” to, a felony under the laws of the United States or any state, or (e) gross negligence or willful misconduct in the performance of duties, provided that, in the case of clauses (c) or (e), (1) the Company has given written notice of the facts and circumstances as the basis for a termination for “cause” within 30 days following the Company’s knowledge of such facts and circumstances, (2) Mr. Bhise does not remedy the circumstances constituting “cause” within 10 business days after receipt of such notice to cure, and (3) the Company terminates Mr. Bhise within 120 days following its knowledge of such facts and circumstances.

●

The term “good reason” generally means the occurrence of any of the following, without Mr. Bhise’s consent (a) a material diminution in his duties, authority, responsibilities or title (which shall include for the avoidance of doubt, serving as a member of the Company Board or reporting directly to the Company Board), (b) a reduction in his then current salary or bonus target percentage, (c) the Company’s material breach of the employment letter agreement, (d) the requirement that he relocate his family and primary residence or (e) the Company provides a notice of non-renewal of the then-current term; provided that (1) he has given written notice to the Company of the facts and circumstances as the basis for a resignation for “good reason” within 30 days following his knowledge of such facts and circumstances, (2) the Company does not remedy the circumstances constituting

“good reason” within 30 business days after receipt of such notice to cure, which cure in the event that it relates to subsection (b) shall include a retroactive adjustment in compensation, and (3) he resigns within 120 days following his knowledge of such facts and circumstances.

●

The term “change of control” generally means (a) the consummation of any merger or consolidation of the Company with or into another corporation other than a merger or consolidation in which the holders of more than 50% of the shares of capital stock of the Company outstanding immediately prior to such transaction continue to hold (either by the voting securities remaining outstanding or by their being converted into voting securities of the Company, or such surviving entity) more than 50% of the total voting power represented by the voting securities of the Company, or such surviving entity, outstanding immediately after such transaction; (b) the sale, transfer or other disposition of all or substantially all of the Company’s assets; (c) a change in the composition of the Company Board, as a result of which fewer than 50% of the incumbent directors are directors who either: (i) had been directors of the Company on the date 24 months prior to the date of such change in the composition of the Company Board (the “Original Directors”); or (ii) were appointed to the Company Board, or nominated for election to the Company Board, with the affirmative votes of at least a majority of the aggregate of (1) the Original Directors who were in office at the time of their appointment or nomination and (2) the directors whose appointment or nomination was previously approved in a manner consistent with this clause (ii); or (d) any transaction as a result of which any person is the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing at least 50% of the total voting power represented by the Company’s then outstanding voting securities.

The closing of the Offer and the Merger will constitute a “change of control” under Mr. Bhise’s employment letter agreement.

Timothy J. Heasley

The Company entered into an employment letter agreement with Mr. Heasley in August 2018 in connection with his promotion to Chief Financial Officer. The agreement provides Mr. Heasley with severance protection in specified circumstances. If the Company terminates Mr. Heasley’s employment without “cause” or if Mr. Heasley terminates his employment with the Company for “good reason” and Mr. Heasley signs a release of claims against the Company and returns any Company property in his possession, then Mr. Heasley will be entitled to the following severance: (i) continued payment of his then-annual base salary for 12 months and (ii) payment of the monthly premium for continued group health insurance coverage under COBRA for Mr. Heasley and his dependents until the earliest to occur of (a) the end of the salary continuation period, (b) the expiration of his continuation coverage or (c) the date when he becomes eligible for substantially equivalent health insurance coverage in connection with new employment other than self-employment. If the Company determines that the COBRA coverage subsidy would violate, or cause the Company to incur additional expense as a result of noncompliance with, applicable law, then Mr. Heasley will be entitled instead to receive a monthly payment equal to the monthly COBRA premium plus a gross-up payment for applicable taxes. In addition, if such termination of employment occurs within 12 months following a “change of control,” then the Company will also pay Mr. Heasley an amount equal to his annual target bonus for the year in which the termination occurs, payable in installments in accordance with the Company’s standard payroll procedures over a 12-month period.

For the purposes of the employment letter agreement between the Company and Mr. Heasley, the following terms have the following meanings:

●

The term “cause” generally means (a) unauthorized use or disclosure of the Company’s confidential information or trade secrets, which use or disclosure causes material harm to the Company, (b) material breach of the employment letter agreement or the Proprietary Information and Inventions Agreement between Mr. Heasley and the Company, (c) material failure to comply with the Company’s material written policies or rules, (d) conviction of, or plea of “guilty” or “no contest” to, a felony under the laws of the United States or any state, or (e) gross negligence or willful misconduct.

●

The term “good reason” generally means the occurrence of any of the following, without Mr. Heasley’s consent (a) a material diminution in his duties, authority, responsibilities or title or a change in his reporting relationship as a result of which he is no longer reporting to the Company’s Chief Executive Officer, (b) a reduction in his then current salary or bonus target opportunity percentage, (c) the Company’s material breach of the employment letter agreement, or (d) the relocation of his principal place of employment to a location which is more than 50 miles from its current location; provided that (1) he has given written notice to the Company of the facts and circumstances that form the basis for a resignation for “good reason” within 30 days following his knowledge of such facts and circumstances, (2) the Company does not remedy the circumstances constituting “good reason” within 30 business days after receipt of such notice to cure, which cure in the event that it relates to subsection (b) shall include a retroactive adjustment in compensation, and (3) he resigns within 120 days following his knowledge of such facts and circumstances.

●

The term “change of control” generally means (a) the consummation of any merger or consolidation of the Company with or into another corporation other than a merger or consolidation in which the holders of more than 50% of the shares of capital stock of the Company outstanding immediately prior to such transaction continue to hold (either by the voting securities remaining outstanding or by their being converted into voting securities of the Company, or such surviving entity) more than 50% of the total voting power represented by the voting securities of the Company, or such surviving entity, outstanding immediately after such transaction; (b) the sale, transfer or other disposition of all or substantially all of the Company’s assets; (c) a change in the composition of the Company Board, as a result of which fewer than 50% of the incumbent directors are directors who either: (i) had been an Original Director; or (ii) were appointed to the Company Board, or nominated for election to the Company Board, with the affirmative votes of at least a majority of the aggregate of (1) the Original Directors who were in office at the time of their appointment or nomination and (2) the directors whose appointment or nomination was previously approved in a manner consistent with this clause (ii); or (d) any transaction as a result of which any person is the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing at least 50% of the total voting power represented by the Company’s then outstanding voting securities.

The closing of the Offer and the Merger will constitute a “change of control” under Mr. Heasley’s employment letter agreement.

Steven M. Davi

The Company entered into an employment letter agreement with Mr. Davi in October 2012, as amended by a letter agreement in September 2013 and as further amended by a letter agreement in April 2018. The agreement provides Mr. Davi with severance protection if the Company terminates Mr. Davi’s employment because of a requirement for his position to be relocated to Buffalo, NY, provided Mr. Davi signs a release of claims against the Company. The Company also entered into a change of control severance agreement with Mr. Davi that became effective in October 2012. Under this agreement, if Mr. Davi is subject to an “involuntary termination” in connection with or within 12 months following the Company’s “change of control,” he will receive severance equal to 12 months of his then-current base salary plus his then-annual target bonus amount, payable over a 12-month period. In addition, the Company will pay the monthly premium under COBRA for Mr. Davi and his dependents for 12 months, and the vested portion of Mr. Davi’s Company Stock Options or other Company equity will be determined by adding 12 months to his actual service. All such benefits are contingent on Mr. Davi signing a general release of all claims against the Company, returning all Company property in his possession, and resigning as a member of the board of directors of any subsidiary of the Company on which he serves. Additionally, under the terms of his change of control severance agreement, for a period of 12 months following any involuntary termination in connection with or within 12 months following a change of control, Mr. Davi is prohibited from directly or indirectly engaging in activity that competes or is reasonably likely to compete with the business that the Company conducts, or demonstrably anticipates conducting, at any time during Mr. Davi’s employment with the Company.

For the purposes of the employment letter agreement and the change of control severance agreement between the Company and Mr. Davi, the following terms have the following meanings:

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The term “involuntary termination” generally means the termination of Mr. Davi’s service to the Company under the following circumstances: (i) termination without “cause” by the Company; or (ii) voluntary termination by him within 60 days following (A) a material reduction in his job responsibilities, provided that neither a mere change in title alone nor reassignment following a “change of control” to a position that is substantially similar to the position held prior to the “change of control” will constitute a material reduction in job responsibilities; (B) relocation by the Company of his work site to a facility or location more than 50 miles from his principal work site for the Company at the time of the “change of control”; or (C) a reduction in his then-current base salary by at least 10%, provided that an across-the-board reduction in the salary level of all other employees in positions similar to his by the same percentage amount as part of a general salary level reduction shall not constitute such a salary reduction. Prior to a voluntary termination, Mr. Davi must provide the Company with written notice within 15 days of the initial existence of the event or condition described in clauses (A), (B) or (C) and the Company will have 30 days after its receipt of such written notice to cure (A), (B) or (C).

●

The term “cause” generally means (i) willful failure substantially to perform his duties and responsibilities to the Company or deliberate violation of a Company policy; (ii) commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to result in material injury to the Company; (iii) unauthorized use or disclosure of any proprietary information or trade secrets of the Company or any other party to whom he owes an obligation of nondisclosure as a result of his relationship with the Company; or (iv) willful breach of any of his obligations under any written agreement or covenant with the Company.

●

The term “change of control” generally means (a) the consummation of any merger or consolidation of the Company with or into another corporation other than a merger or consolidation in which the holders of more than 50% of the shares of capital stock of the Company outstanding immediately prior to such transaction continue to hold (either by the voting securities remaining outstanding or by their being converted into voting securities of the surviving entity) more than 50% of the total voting power represented by the voting securities of the Company, or such surviving entity, outstanding immediately after such transaction; (b) the sale, transfer or other disposition of all or substantially all of the Company’s assets; (c) a change in the composition of the Company Board, as a result of which fewer than 50% of the incumbent directors are directors who either: (i) had been an Original Director; or (ii) were appointed to the Company Board, or nominated for election to the Company Board, with the affirmative votes of at least a majority of the aggregate of (1) the Original Directors who were in office at the time of their appointment or nomination and (2) the directors whose appointment or nomination was previously approved in a manner consistent with this clause (2); or (iv) any transaction as a result of which any person is the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing at least 50% of the total voting power represented by the Company’s then outstanding voting securities.

The closing of the Offer and the Merger will constitute a “change of control” under Mr. Davi’s employment letter agreement and change of control severance agreement.

The foregoing summaries and descriptions do not purport to be complete and are qualified in their entirety by reference to the respective employment letter agreement (and related agreements and amendments) with each of Messrs. Bhise, Heasley and Davi, which are filed as Exhibits (e)(27) and (e)(29) through (e)(33) hereto and are incorporated herein by reference.

For information with respect to each of the Company’s named executive officer’s severance entitlements, see the information included in Item 8 under the heading “Additional Information—Golden Parachute Compensation” (which is incorporated into this Item 3 by reference). For Messrs. Bhise, Heasley and Davi, the estimated amount of severance under the agreements described above, including the treatment of Company Stock Options, RSUs and PSUs in the Transactions, assuming that the Offer and the Merger were consummated on February 26, 2021 and that the executive officer’s employment was terminated by the Company without cause or the executive officer resigned for good reason on the same day with respect to Messrs. Bhise and Heasley and an involuntary termination occurred on the same day with respect to Mr. Davi, are $1,930,861, $934,009 and $945,320, respectively. For additional details on how these figures were computed, see the information presented in tabular form, along with the corresponding footnotes, included in Item 8 under the heading “Additional Information—Golden Parachute Compensation.”

Indemnification of Executive Officers and Directors

Section 102(b)(7) of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware law, or engaged in a transaction from which the director derived an improper personal benefit. The Company’s Fifth Amended and Restated Certificate of Incorporation (the “Charter”) includes a provision to limit or eliminate the personal liability of its directors to the fullest extent permitted by the DGCL, as amended from time to time.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he or she is, or is threatened to be made, a party (other than an action by or in the right of the corporation) by reason of the fact that he or she holds any of such positions, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful. The Company’s Amended and Restated Bylaws (the “Bylaws”) include provisions that require the Company to provide the foregoing indemnification to directors and officers to the fullest extent authorized by the DGCL. In addition, the Company will advance expenses incurred by a director or officer in connection with any such proceeding; provided, if required by the DGCL, the director or officer shall deliver an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined by final judicial decision from which there is no right to appeal that the director or officer is not entitled to be indemnified by the Company.

The Company has also entered into indemnification agreements (“Indemnification Agreements”) with each of its directors and officers. These Indemnification Agreements require the Company to, among other things, indemnify its directors and officers against liabilities that may arise by reason of their service as directors or officers of the Company, if the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company and, in the case of a criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. These Indemnification Agreements also require the Company, to the extent not prohibited by applicable law, to advance any expenses incurred by the directors or officers in connection with any proceeding against them in their capacity as such.

The Merger Agreement provides that all rights to indemnification existing in favor of the present and former directors and officers of the Company or its subsidiaries (the “Acquired Companies”) for their actions and omissions occurring prior to the Effective Time, as provided in (i) the Charter, Bylaws or similar organization documents of any subsidiary of the Company in effect as when the Merger Agreement was signed, and (ii) as provided in specified indemnification agreements between the Acquired Companies and such persons, if any, shall survive the Merger and shall be observed by the Surviving Corporation and its subsidiaries in accordance with their terms for a period of no less than six years from the Effective Time, and all rights to exculpation, indemnification and advancement of expenses in respect of any proceeding pending or asserted or any claim made within such period will continue until the final disposition of such proceeding or claim. In addition, for a period of six years, the Acquired Companies shall not amend, repeal or otherwise modify any provision relating to exculpation, indemnification or advancement in the Charter, Bylaws or any indemnification agreement in a manner that would adversely affect the rights thereunder of any individuals who prior to the Effective Time were indemnified thereby.

The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the Effective Time, Parent will maintain, for events occurring prior to the Closing Date (as defined in the Merger Agreement), directors’ and officers’ liability insurance (“D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the existing D&O Insurance of the Company, or, if substantially equivalent D&O Insurance coverage is unavailable, then the best available D&O Insurance coverage then available. The requirement can also be satisfied if prepaid six-year “tail” policies have been obtained prior to the Effective Time. However, in no event shall Parent be required to pay an annual premium for the D&O Insurance in excess of 250% of the last annual premium paid by the Company prior to February 10, 2021 (the date the Merger Agreement was signed).

The foregoing summary of the indemnification of executive officers and directors and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Charter, the Bylaws, the Merger Agreement and the Form of Director and Officer Indemnification Agreement, which are filed as Exhibits (e)(5), (e)(6), (e)(1) and (e)(7) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Employment Agreements and Retention Arrangements Through and Following the Merger

As of the date of this Schedule 14D-9, Parent and Purchaser have informed the Company that none of the Company’s current executive officers have entered into any new agreement, arrangement or understanding with Parent, Purchaser or their affiliates regarding employment or retention with the Surviving Corporation. Although it is possible that the Company, Parent, Purchaser or the Surviving Corporation may enter into employment, retention or consultancy agreements, arrangements or undertakings with the Company’s executive officers and certain other key employees prior to the Effective Time, as of the date of this Schedule 14D-9, there can be no assurance as to whether any parties will enter into any agreement, arrangement or undertaking or reach an agreement regarding the same. Neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any agreement, arrangement or understanding with Parent or Purchaser.

Effect of the Merger Agreement on Employee Benefits and Compensation

The Merger Agreement provides that for the one-year period following the Effective Time, Parent will cause the Surviving Corporation and each of its other subsidiaries (i) to maintain for each individual employed by the Company or any of its subsidiaries at the Effective Time (each, a “Current Employee”) base compensation, annual bonus opportunity, and severance benefits that are, in each case, not less favorable than what was provided to the Current Employee immediately prior to the Effective Time, and (ii) to use reasonable commercial efforts to maintain employee benefits (other than equity or equity-based compensation and benefits under any defined benefit pension plan) provided to each Current Employee immediately prior to the Effective Time and, if such employee benefits are unable to be maintained, by providing benefits (other than equity or equity-based compensation and benefits under any defined benefit pension plan) to each Current Employee that are, taken as a whole, at least as favorable in the aggregate to those provided to the Current Employee immediately prior to the Effective Time.

Pursuant to the Merger Agreement, Current Employees will receive credit for all service with the Company and its subsidiaries under any employee benefit plan of Parent, the Surviving Corporation or any of their subsidiaries (including any vacation and paid-time off plans), for purposes of eligibility to participate, level of benefits, vesting, and benefit accruals to the same extent recognized under any similar employee benefit plan of the Company or any of its subsidiaries. No service crediting will be required to the extent it results in duplication of benefits for the same period of service, with respect to any newly established plan for which prior service is not taken into account, or with respect to benefit accruals under a defined benefit pension plan. Parent and its subsidiaries (including the Surviving Corporation) will use reasonable best efforts to waive, or cause the insurance carrier to waive, all pre-existing condition limitations, exclusions, evidence of insurability, actively-at-work requirements, and waiting periods, if any, with respect to participation and coverage requirements applicable to Current Employees and their covered dependents under any welfare benefit plan of Parent, the Surviving Corporation or any of their subsidiaries to the same extent satisfied or waived under a comparable plan of the Company or any of its subsidiaries. Parent and its subsidiaries (including the Surviving

Corporation) will also take reasonable best efforts to provide credit to each Current Employee and any covered dependent for any co-payments, deductibles and out-of-pocket expenses paid by the Current Employee and any covered dependent under the employee benefit plans of the Company and its subsidiaries during the calendar year in which the Effective Time occurs for purposes of any welfare plan in which Current Employees become eligible to participate in from and after the Effective Time.

The Merger Agreement also provides that key Current Employees will be provided, following the Effective Time, a substantial performance-driven cash bonus program and a long-term incentive program based on the Company’s financial performance and value appreciation. It is anticipated that the Company’s executive officers will be eligible to participate in these programs.

Section 16 Matters

On February 10, 2021, the Company Board adopted a resolution so that, to the extent permitted, the disposition of all Company equity securities as a result of, or in connection with, the Transactions or otherwise pursuant to the Merger Agreement by any officer or director of the Company who is a covered person for purposes of Section 16 of the Exchange Act will be an exempt transaction for purposes of Section 16 of the Exchange Act.

Rule 14d-10(d) Matters

The Company Board (or a committee thereof) will adopt resolutions to approve each agreement, arrangement or understanding that has been or will be entered into on or after February 10, 2021 and prior to the Effective Time by the Company or any of its subsidiaries with any of its officers, directors or employees pursuant to which compensation, severance or other benefits is or becomes payable to such officer, director or employee as an employment compensation, severance or other employee benefit arrangement in accordance with Rule 14d-10(d)(1) under the Exchange Act and otherwise to take all necessary action to satisfy the non-exclusive safe harbor of Rule 14d-10(d)(2) of the Exchange Act.

(b) Arrangements with Purchaser and Parent.

Merger Agreement

On February 10, 2021, the Company, Parent and Purchaser entered into the Merger Agreement. The summary of the Merger Agreement contained in Section 13 and the description of the conditions of the Offer contained in Section 14 of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of the Schedule TO, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.

The Merger Agreement governs the contractual rights between the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Parent or Purchaser or their respective affiliates in the Company’s public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures or characterizations regarding any facts or circumstances relating to the Company, Parent or Purchaser and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about the Company in the Company’s public reports filed with the SEC. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establish matters as facts. The representations and warranties in the Merger Agreement are the product of negotiations between the Company and Parent and were used for the purpose of allocating risk among the Company, Parent and Purchaser, rather than establishing matters of fact and may also be subject to a contractual standard of materiality different from those generally applicable to stockholders. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure schedule delivered by the Company to Parent. The Company’s stockholders are not third-party beneficiaries of the Merger Agreement (except that any one or more of the Company’s stockholders may enforce the provisions in the Merger Agreement relating to the payment of the consideration in the Merger to the extent necessary to receive the Merger Consideration).

The foregoing summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer and the Merger contained in the Offer to Purchase do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.

Confidentiality Agreement

The Company and Centre Lane Partners, LLC (“CLP”) entered into a confidentiality agreement, dated September 8, 2020 (the “Confidentiality Agreement”), to evaluate a potential negotiated transaction that resulted in the Offer. Pursuant to the Confidentiality Agreement, subject to specified customary exceptions, CLP agreed to keep confidential all non-public information concerning the Company’s business furnished by the Company or subsidiaries and affiliates to CLP. CLP also agreed that the non-public information furnished to CLP would be used only for the limited purpose of evaluating or performing under the potential business transaction that resulted in the Offer and not to disclose such confidential information to any third party without the written consent of the Company (other than to certain affiliates and representatives of CLP that would use such information solely for the purposes of evaluating and/or performing the proposed business transaction). If requested by the Company or upon termination of the Confidentiality Agreement, CLP is required to either return to the Company or destroy all copies of the non-public information furnished to CLP and its representatives under the Confidentiality Agreement.

The Confidentiality Agreement includes a standstill provision for the benefit of the Company. Under the standstill provision, CLP agreed that, among other things and for a period ending on the earlier of 12 months after the date of the Confidentiality Agreement and the occurrence of a “Significant Event” (as defined in the Confidentiality Agreement), it would not, unless invited or consented to by the Company:

●	acquire, agree to acquire or make any public proposal to acquire any of the Company’s Voting Securities (as defined in the Confidentiality Agreement) or assets of the Company;

●

propose publicly to enter into any merger or acquisition transaction or other Business Combination (as defined in the Confidentiality Agreement) relating to all or part of the Company or its subsidiaries (including any acquisition transaction for all or substantially all of the assets of the Discloser and its subsidiaries or any of their respective businesses);

●

make, or in any way participate in, directly or indirectly, any “solicitation” of “proxies” (as such terms are used in the proxy rules under the Exchange Act) to vote, or publicly seek to advise or influence any person or entity with respect to the voting of any voting securities of the Company; or

●	form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Company.

For the purposes of the Confidentiality Agreement, a “Significant Event” includes the Company’s public disclosure of its intent to enter into a merger, sale or other business combination transaction approved by the Company Board resulting in 50% or more of the outstanding shares of its common stock to be owned by persons other than the current holders of such shares or which would result in all or a substantial portion of the Company’s assets being sold to any person.

This summary and description of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement. The Confidentiality Agreement is filed as Exhibit (d)(4) to the Schedule TO filed on March 3, 2021, and is incorporated herein by reference.

Tender and Support Agreement

Simultaneously with the execution and delivery of the Merger Agreement, Purchaser, HoldCo and certain key stockholders of the Company (consisting of funds associated with Pacven Walden Management and 180 Degree) (such stockholders collectively referred to as the “Supporting Stockholders”) entered into a Tender and Support Agreement (the “Tender and Support Agreement”). The funds associated with Pacven Walden Management and 180 Degree that signed the Tender and Support Agreement beneficially own, as of February 26, 2021, an aggregate of approximately 17.4% of the issued and outstanding Shares.

The Tender and Support Agreement provides that, no later than fifteen (15) business days after the commencement of the Offer and the documents related thereto being made publicly available, the Supporting Stockholders will tender into the Offer, and not withdraw, all outstanding Shares the Supporting Stockholders beneficially own as of the date of the Tender and Support Agreement or that the Supporting Stockholders acquire beneficial ownership of after such date (collectively the “Subject Shares”).

During the period from February 10, 2021 until the earliest to occur of (a) the Effective Time, (b) the termination or withdrawal of the Offer by Parent or Purchaser and (c) the termination of the Merger Agreement pursuant to and in compliance with the terms therein (such period, the “Support Period”), the Supporting Stockholders have irrevocably and unconditionally agreed, in connection with any meeting (whether annual or special and each adjourned or postponed meeting) of stockholders of the Company, or any action by written consent, to (i) appear at such meeting or otherwise cause all of its Subject Shares, which it beneficially owns as of the applicable record date, to be counted as present at the meeting for purposes of calculating a quorum and (ii) vote or cause to be voted (including by proxy or written consent, if applicable) all such Subject Shares (A) against any action, proposal, transaction or agreement in favor of an Acquisition Proposal, including a Superior Proposal, without regard to the terms of such Acquisition Proposal or Superior Proposal (each as defined in the Merger Agreement), (B) against any material change in the capitalization of the Company or any of its subsidiaries, or the corporate structure of the Company or any of its subsidiaries, and (C) against any action, proposal, transaction or agreement that is intended, or would reasonably be likely to prevent, materially impede, materially delay or otherwise materially and adversely affect the Company’s, Parent’s or Purchaser’s ability to timely consummate the Transactions.

During the Support Period, the Supporting Stockholders have further agreed not to, absent the prior written consent of Parent (which consent may be granted or withheld in Parent’s sole discretion), directly or indirectly, (i) sell, transfer, assign, tender in any tender or exchange offer, pledge, encumber, hypothecate or similarly dispose of (by merger, by testamentary disposition, by operation of applicable law or otherwise) (a “Transfer”), either voluntarily or involuntarily, or enter into any contract, option or other arrangement or understanding providing for the Transfer of any Subject Shares (or any rights attached thereto, or any economic interests therein), or (ii) agree (whether or not in writing) to take any of the actions prohibited by the foregoing clause (i). The restrictions on Transfer are subject to certain customary exceptions.

Each Supporting Stockholder has also agreed that, except for the Tender and Support Agreement, it will not (a) deposit any of such Supporting Stockholder’s Subject Shares into a voting trust or enter into at any time while the Tender and Support Agreement remains in effect any voting agreement or voting trust with respect to the Subject Shares and (b) not grant at any time while the Tender and Support Agreement remains in effect a proxy, consent or power of attorney with respect to the Subject Shares.

The Tender and Support Agreement will terminate upon termination of the Merger Agreement and certain other specified events.

This summary and description of the Tender and Support Agreement is only a summary and is qualified in its entirety by reference to the Form of Tender and Support Agreement. The Form of Tender and Support Agreement is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.

Equity Commitment Letter

Parent has obtained an equity financing commitment for the Transactions, the aggregate proceeds of which, together with Parent’s, Company’s and their respective subsidiaries’ available cash, will be sufficient for Parent and Purchaser to pay the aggregate Merger Consideration and all related fees and expenses. Parent has received an Equity Commitment Letter, dated as of the date of the Merger Agreement (the “Equity Commitment Letter”), from the Sponsor, pursuant to which the Sponsor has committed to provide Parent, on the terms and subject to the conditions set forth in the equity commitment letter, at the Effective Time, with an aggregate equity contribution of up to $87,597,343 plus the aggregate amount payable to holders of Company Stock Options, RSUs, and PSUs pursuant to the Merger Agreement. This amount is expected to be sufficient to fund the payment of the Offer Price for all of the Shares tendered in the Offer and the Merger Consideration for all the Shares exchanged in the Merger and any other amounts required to be paid in connection with the Transactions (including any amounts payable in respect of the Company Stock Options, RSUs and PSUs under the Merger Agreement). The conditions with respect to the Sponsor’s funding obligations under the Equity Commitment Letter include: (i) the satisfaction, or waiver by Parent or Purchaser, of the Tender Offer Conditions (as defined in the Merger Agreement), including the Minimum Condition, in each case other than those conditions that, by their nature are to be satisfied by actions to be taken on the Closing Date, and (ii) in the case of the Merger, the substantially contemporaneous consummation of the closing of the Merger. The proceeds received pursuant to the Equity Commitment Letter will be contributed by Parent to Purchaser in exchange for common equity of Purchaser and used by Purchaser solely to provide the funds needed to consummate Transactions and to pay any expenses in connection therewith. The Company is an express third-party beneficiary to the Equity Commitment Letter and, to the extent provided in the Equity Commitment Letter, may enforce the Equity Commitment Letter and may cause Parent and Purchaser (and any of their permitted successors and assigns) to enforce the Equity Commitment Letter.

The obligations of the Sponsor to provide the equity financing will terminate automatically and immediately upon the earliest to occur of: (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the closing of the Merger (at which time Sponsor’s obligation shall be discharged), or (iii) any of the Company’s creditors asserting a litigation claim against Sponsor, Parent or Purchaser or any of their Affiliates (as defined in the Merger Agreement) in connection with the Equity Commitment Letter or any of the transactions contemplated thereby (for clarity, excluding any claims by such creditors against the Company and its Affiliates pursuant to their contracts with the Company and its Affiliates).

Neither the consummation of the Offer nor the consummation of the Merger is conditioned upon Parent’s or Purchaser’s receipt of financing. No alternative financing arrangement or alternative financing plans have been made. Purchaser will provide, and Parent will cause Purchaser to provide, to American Stock Transfer & Trust Company, LLC in its capacity as the paying agent, on a timely basis, the funds necessary to purchase any Shares that Purchaser becomes obligated to purchase pursuant to the Offer.

Purchaser believes that the financial condition of Parent, Purchaser or their respective affiliates is not material to a decision by a holder of Shares whether to tender such Shares in the Offer because (i) Purchaser was organized solely for the purpose of engaging in the Transactions and actions incidental thereto, including the Offer and the Merger, and, from the date of the Offer to Purchase until the expiration date of the Offer, will not carry on any activities other than in connection with the Offer and the Merger, (ii) the Offer is being made for all outstanding Shares (other than Excluded Shares) solely for cash, (iii) the consummation of the Offer (or the Merger) is not subject to any financing condition, (iv) if Purchaser consummates the Offer, Purchaser will acquire all remaining Shares for the same cash price in the Merger (i.e., the Offer Price), (v) Parent and Purchaser have received an equity commitment from the Sponsor as provided in the Equity Commitment Letter in respect of funds which will be sufficient to purchase all Shares tendered pursuant to the Offer and to consummate the Merger and make the other payments required at the closing of the Merger, and (vi) the Sponsor is only engaged in the purchase, sale and ownership of equity investments and has no business operations other than investing.

The foregoing summary and description of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, which is filed as Exhibit (d)(3) to the Schedule TO filed on March 3, 2021, and is incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

(a) Recommendation of the Company Board.

After consideration, including review of the terms and conditions of the Offer in consultation with the Company’s management, as well as the Company’s financial and legal advisors, the Company Board, by unanimous vote at a meeting on February 10, 2021, (i) determined that the Merger Agreement and the Transactions are fair to and in the best interests of the Company and stockholders, (ii) approved and declared it advisable for the Company to enter into the Merger Agreement and the Transactions, (iii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer, (iv) authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, and (v) resolved that the Merger Agreement and the Merger be effected under Section 251(h) of the DGCL and that the Merger be effected as soon as practicable following the consummation of the Offer without a vote of the Company’s stockholders.

Accordingly, for the reasons described in more detail below, the Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A press release, dated February 11, 2021, issued by the Company announcing the Transactions is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and incorporated herein by reference.

(b) Background and Reasons for the Company Board’s Recommendation.

Background of the Offer

The Company Board, together with the Company’s management, regularly reviews and assesses the Company’s performance, future growth prospects, business plans, competitive position, and overall strategic direction. As part of that review process, each of them, from time to time, considers a variety of strategic alternatives that may be available, including responding to outreach from third-parties and pursuing potential strategic transactions, in each case with the goal of maximizing stockholder value.

On January 10, 2018, a private investment firm (“Company A”) entered into a mutual non-disclosure agreement with the Company after expressing interest in exploring a potential acquisition of the Company, which included a standstill provision for the benefit of the Company. On February 6, 2018, Company A submitted a non-binding indication of interest to acquire the Company, and on April 25, 2018, following discussion between the parties, submitted an updated non-binding indication of interest. On May 8, 2018, the Company engaged Liontree Advisors LLC (“Liontree”) to act as the Company’s financial advisor for purposes of evaluating potential strategic opportunities pursuant to an engagement letter which had a stated termination date of December 31, 2018. Liontree then reached out to approximately 12 potential strategic and financial companies to evaluate their interest in an acquisition of the Company. On June 20, 2018, Company A informed the Company that they were unable to support the transaction at the proposed value set forth in the non-binding indication of interest. The outreach by Liontree to additional parties did not lead to an indication of interest from any of these parties with respect to a potential strategic transaction involving the Company.

In October 2018, the Company and a publicly-traded software company (“Company B”) entered into a mutual non-disclosure agreement to explore a potential business combination. Later that month, the Company delivered a non-binding indication of interest letter to Company B proposing a “merger of equals” which, following further discussion and negotiation, was executed by the parties in December 2018. However, the parties were ultimately unable to agree on terms for the transaction and elected to terminate the process in March 2019.

In March 2019, the Company and a publicly-traded software company (“Company C”) entered into a mutual non-disclosure agreement, which included a standstill provision for the benefit of the Company, to explore a potential business combination. On August 13, 2019, Company C submitted a non-binding letter of intent proposing an acquisition of the Company with consideration in the form of cash and stock. However, following further discussion between the Company and Company C and following the Company’s engagement of Canaccord Genuity LLC (“Canaccord Genuity”) as the Company’s financial advisor and Canaccord Genuity’s further assistance to the Company in evaluating potential strategic opportunities as described below, the Company and Company C mutually agreed in October 2019 not to pursue a transaction.

On July 1, 2019, the Company submitted a non-binding indication of interest to acquire a publicly-traded software company (“Company D”) for a combination of equity and cash. While Company D allowed the proposal to expire, there were discussions among the Company and Company D and their respective financial advisors from time to time during 2019.

Also, during the third quarter of 2019, the Company Board was evaluating divesting its portal and advertising business so as to convert the Company into a pure-play software company. The Company’s management engaged in outreach to approximately five companies, and, on July 30, 2019, the Company entered into a mutual non-disclosure agreement, which included a standstill provision for the benefit of the Company, with an investment subsidiary of a publicly-traded financial services company (“Company E”), who had expressed an interest in acquiring the Company’s portal and advertising business. Another information and technology services company (“Company F”), with whom the Company already had a valid non-disclosure agreement from May 2018 from a prior commercial relationship, also expressed interest in acquiring the Company’s portal and advertising business.

On August 25, 2019, the Company engaged Canaccord Genuity to act as the Company’s financial advisor for purposes of evaluating the proposal from Company C and reviewing other potential strategic and financial opportunities pursuant to an engagement letter which had a stated termination date of January 15, 2020. Pursuant to this engagement, at the direction of the Company Board, Canaccord Genuity reached out to an additional 18 parties to determine whether such parties would be interested in exploring a potential strategic transaction with the Company at that time. However, none of the outreach attempts to these 18 additional parties led to an indication of interest from any of these parties with respect to a potential strategic transaction involving the Company.

Company F submitted a non-binding indication of interest to the Company on September 15, 2019. However, the parties were ultimately unable to agree on terms for the transaction.

The continuing discussions between the Company and Company D culminated in the execution of a non-binding letter of intent on January 1, 2020, proposing a transaction with all-stock consideration and a combined company ownership split. On January 2, 2020, the Company engaged Canaccord Genuity to act as the Company’s financial advisor for the purposes of a potential transaction with Company D. Throughout January and February, each of the Company and Company D engaged in due diligence with respect to the business and operations of the other party and negotiated the terms of a merger agreement and related support agreements, which were executed on February 11, 2020.

During such time, media attention in the United States on the coronavirus SARS-CoV-2, or COVID-19 (“COVID-19”), had been increasing, and the prevalence of COVID-19 in the United States, and public awareness of the disease, increased. On February 20, 2020, public equity markets in the United States declined significantly, and, as COVID-19 outbreaks spread throughout the country, governmental policies and workplace policies shifted to seek to limit the spread of COVID-19, with a number of employers requesting or mandating that their workforce “work from home.” Following the signing of the merger agreement, the Company and Company D began working to prepare and file with the SEC a registration statement on Form S-4 (the “Form S-4”) with respect to the pending transaction between the parties, but the preparation and filing of the Form S-4 was delayed beyond the expectations of the parties at the time of the signing of the merger agreement. After various discussions and exchanging drafts of the applicable Form S-4, and discussions on the disclosures necessary to properly file in compliance with SEC guidance the Form S-4 from March through June of 2020, the Company and Company D agreed on June 29, 2020, to enter into a mutual termination agreement to terminate the merger agreement between the Company and Company D.

On July 13, 2020, one of the members of the Company Board, Mr. Kevin Rendino, informed the Company’s management of potential interest that Company E had in a potential acquisition of the Company. Representatives of Company E were aware that Mr. Rendino served on the Company Board as Mr. Rendino had previously invested through certain of his affiliated entities in other transactions alongside Company E. As a result of this outreach, the Company directed Canaccord Genuity to reach out to Company E for further information about a potential strategic transaction.

Also, on July 13, 2020, the Company and Company E entered into an amendment to their non-disclosure agreement entered into on July 30, 2019, which amendment included an extension of the standstill prohibiting Company E from making further acquisition proposals to the Company without its invitation or consent until July 30, 2021.

The Company also then directed Canaccord Genuity to commence outreach to various parties to consider an acquisition of the Company and/or its software and services business. From the middle of July 2020 to the middle of September 2020, Canaccord Genuity reached out to 37 parties (other than Companies A-D) at the direction of the Company to determine whether such parties would be interested in exploring a potential strategic transaction with the Company at that time. Of the parties contacted, 14 parties executed non-disclosure agreements with the Company and were provided access to confidential information relating to the Company’s business and prospects. Parties that remained involved in the process were requested to submit a non-binding indication of interest by September 17, 2020. Other than as described below, none of the outreach attempts to these 37 parties ultimately led to an indication of interest from any of these parties with respect to a potential strategic transaction involving the Company. At the same time, the Company’s management reached out to 8 parties to determine whether such parties would be interested in exploring a potential acquisition of the portal and advertising business.

On July 30, 2020, the Company entered into an amendment to the engagement letter with Canaccord Genuity that extended the stated termination date to January 31, 2021.

On September 8, 2020, CLP entered into the Confidentiality Agreement with the Company, which included a standstill provision for the benefit of the Company.

Thereafter, on September 10, 2020, Company E submitted a non-binding letter of intent to the Company, for an all-cash transaction to acquire 100% of the Company’s outstanding equity and equity awards at a per Share price of $2.00. The letter of intent also provided that 180 Degree, an affiliate of Mr. Rendino, would roll over its existing equity position in the Company as part of the proposed transaction.

On September 13, 2020, the Company Board met, with representatives of Canaccord Genuity and the Company’s outside corporate counsel, Gunderson Dettmer (“Gunderson”), and evaluated the letter of intent received from Company E. Canaccord Genuity also reviewed the feedback it had received from the further outreach relating to strategic alternatives that it had conducted at the direction of the Company. The Company’s management reviewed feedback it had received from the outreach relating to the potential divestiture of the portal and advertising business. The Company Board considered the fact that Mr. Rendino had previously invested alongside Company E through certain of his affiliated entities and had a prior relationship with Company E, and determined in light of that relationship to authorize a special transaction committee, comprised of its other directors, Mr. Himesh Bhise, Mr. Andrew Kau, Ms. Elisabeth Donohue, Mr. Mawan Fawaz, and Mr. Michael Montgomery (the “Company Special Committee”). None of the members of the Company Special Committee had any prior relationship with Company E. The Company Special Committee was authorized to lead the negotiations with Company E on behalf of the Company. As a precautionary measure, Mr. Rendino also agreed to recuse himself from substantive involvement with Company E on behalf of the Company.

On September 14, 2020, the Company received a non-binding indication of interest from a financial acquirer (“Company G”) who regularly makes investments in enterprise software companies. Company G’s letter of intent proposed acquiring only the Company’s software and services business. However, the non-binding indication of interest from Company G reflected a valuation of the Company on an enterprise valuation basis that was a fraction of the implied valuation being offered pursuant to Company E’s letter of intent (and a fraction of the implied valuation later offered by CLP). Company G proposed paying cash for the purchase price, but Company G indicated that it would utilize equity and third party debt financing to finance the transaction.

On September 14, 2020, 180 Degree, an affiliate of Mr. Rendino, confirmed to Gunderson that it was supportive of rolling over its existing equity position in the Company as part of the proposed transaction subject to due diligence on the Company.

On September 16, 2020, the Company Special Committee met, with representatives of Canaccord Genuity and Gunderson, to discuss the proposals received from Company E and Company G, as well as additional parties who were still conducting diligence but which had not yet submitted proposals. The Company Special Committee discussed the relative merits of the two proposals and of an entire sale of the Company as compared to the sale of only the Company’s software and services business, as well as the anticipated conditions relating to the two proposals. Canaccord Genuity also updated the Company Special Committee as to its further discussions arising from its recent outreach as directed by the Company, noting that a different public-company software acquirer (“Company H”), had also expressed more serious interest in an acquisition of the Company, but was not yet in a position to submit a letter of intent. After concluding the business of the Company Special Committee, at the invitation of the Company Special Committee, representatives of Company E met with the members of the Company Special Committee, to share their perspectives on the Company’s business and discuss Company E’s offer.

On September 17, 2020, the Company submitted a revised letter of intent to Company E, which included a request for Company E to provide its best offer on purchase price. At the direction of the Company, Canaccord Genuity subsequently called Company E to relay the Company’s views that it was interested to receive Company E’s best offer on purchase price.

Also, on September 17, 2020, the Company received a non-binding indication of interest from CLP for an acquisition of 100% of the Company’s outstanding equity and equity awards and contemplated a purchase price of $1.35 to $1.41 per Share. CLP proposed paying cash for the purchase price by utilizing committed capital from its private equity vehicles to finance the offer.

On September 18, 2020, Company E provided a revised letter of intent to the Company, re-affirming that it would only pay $2.00 per Share in connection with its acquisition of the Company, and requesting that the Company enter into exclusivity with it until October 23, 2020. The revised letter of intent continued to provide that 180 Degree, an affiliate of Mr. Rendino, roll over its existing equity position in the Company as part of the proposed transaction.

On September 21, 2020, the Company Special Committee convened to discuss Company E’s revised letter of intent. Canaccord Genuity also presented on the status of further discussions with potential counterparties as a result of its outreach to date. The Company Special Committee again discussed the indication of interest from Company G, relating to the sale of only the Company’s software and services business, and also discussed the indication of interest from CLP. The Company Special Committee directed Canaccord Genuity to further follow up with Company G to seek to increase the purchase price payable for the software and services segment and CLP to seek to increase the purchase price payable for 100% of the Company’s outstanding equity and equity awards.

On September 22, 2020, Canaccord Genuity spoke with both Company G and CLP. However, Company G was unable to increase its purchase price and, according to CLP, CLP provided a verbal indication that, subject to further diligence, it would consider increasing its purchase price by 10% to 25% per Share from the price set forth in its previously submitted non-binding interest of indication. Mr. Bhise also reached out to Company H to encourage it to submit a proposal relating to a potential acquisition of 100% of the Company’s outstanding equity and equity awards. Mr. Bhise also reached out to other companies which the Company believed may have an interest in acquiring the Company’s portal and advertising business. None of these parties indicated that they would be submitting a potential proposal in the near term.

On September 23, 2020, the Company and Company E entered into Company E’s letter of intent, and began coordination to commence diligence and prepare documentation relating to the transaction. As a result of the exclusivity provisions in the letter of intent, the Company and Canaccord Genuity also terminated other active discussions with other parties relating to a proposed transaction at such time. From September 2020 through December 2020, the Company, Company E and their respective representatives engaged in diligence, and responded to related requests, and negotiated the terms of a definitive agreement relating to the proposed transaction.

On October 23, 2020, the exclusivity period that the Company had agreed upon with Company E expired in accordance with the terms of the executed letter of intent between the parties.

On October 27, 2020, the Company Special Committee and thereafter the full Company Board separately met, to discuss the status of negotiations of the definitive agreement with Company E and the status of Company E’s diligence of the Company. The Company Special Committee considered that the pace of discussions with Company E appeared to be slowing, and requested that Canaccord Genuity re-initiate outreach to various parties which had previously expressed some interest in a transaction with the Company. Also, on October 27, 2020, Mr. Bhise again reached out to Company H to evaluate its interest in a potential transaction with the Company, and Company H indicated that it remained interested and requested updated financial information for the Company.

On November 2, 2020, Company H indicated to the Company that although it remained interested in a potential transaction with the Company, it was unable to submit a proposal at that time given that the Company was separately still pursuing a strategic transaction with another third party.

On November 19, 2020, the Company entered into a mutual non-disclosure agreement with a publicly-traded media company (“Company I”), which had expressed potential interest in the Company’s portal and advertising business. The mutual non-disclosure agreement included a standstill provision for the benefit of each of the Company and Company I. Thereafter, Company I commenced its diligence review of the Company.

On December 8, 2020, Company I submitted a non-binding letter of intent to acquire solely the Company’s portal and advertising business. Also on December 8, 2020, the full Company Board met for its regularly scheduled board update call. Mr. Rendino left the Company Board meeting early after an update to the Company Board relating to the process with Company E, and thereafter the remainder of the Company Board discussed the status of the proposed transaction with Company E. Mr. Bhise, the Company’s Chief Executive Officer, also reported on the status of the new non-binding letter of intent received from Company I for the Company’s portal and advertising business.

Thereafter, Mr. Bhise again commenced outreach with various parties who may have an interest in an acquisition of the Company’s portal and advertising business. None of these parties indicated that they could submit a potential proposal in the near term.

On December 14, 2020, the Company received a revised proposal from Company E, requesting that the Company waive the standstill provision under the mutual non-disclosure agreement between the parties, so that Company E could commence a tender offer at a purchase price of $2.00 per Share for 35% of the outstanding Shares. Company E also requested that (i) the Company appoint a new Chief Executive Officer recommended by Company E and a new Chief Financial Officer, (ii) the Company agree to Company E having the right to appoint three members to the Company Board with Mr. Rendino, Mr. Bhise, and one other current member of the Company Board also remaining following the consummation of the tender offer, and (iii) the Company agree to adopt a “poison pill” stockholder rights plan to protect the value of its historical net operating losses. At this time, Company E advised the Company that it no longer had interest in its prior proposed transaction structure which included a purchase price of $2.00 per Share for 100% of the Company’s outstanding equity and equity awards.

On December 17, 2020, the Company Special Committee met to evaluate the revised Company E proposal relating to the tender offer for 35% of the Company’s outstanding equity. The Company Special Committee discussed that Company E’s proposed ownership stake, Company Board representation and Chief Executive Officer designee and the proposed poison pill, when combined together, would give Company E significant ability to influence the outcome of future stockholder votes of the Company, and would likely grant it effective operating control of the Company, without acquiring 100% of the Company’s outstanding equity and equity awards or paying a premium to all of the Company’s stockholders. The Company Special Committee also reviewed a financial analysis provided by its financial advisor, Canaccord Genuity, of other similar transactions of the nature proposed by Company E. The Company Special Committee then instructed Canaccord Genuity to further discuss the revised proposal with Company E and to request any supporting analysis Company E could provide on its revised proposal. The Company Special Committee also instructed Canaccord Genuity to schedule a meeting with the individual that was proposed by Company E to become the new Chief Executive Officer of the Company and the Company Special Committee.

On December 18, 2020, Canaccord Genuity discussed with Company E the revised proposal and Company E indicated it would provide additional analysis on its revised proposal. Canaccord Genuity and Company E also discussed scheduling a meeting with the individual that was proposed by Company E to become the new Chief Executive Officer of the Company and the Company Special Committee, and Company E was supportive of such a meeting and would allow the parties to more substantively engage on the proposal.

Between December 18 and December 21, 2020, at the direction of the Company, Canaccord Genuity engaged in further outreach to CLP, Company G and Company H, each of whom had expressed more serious interest in a potential transaction with the Company. Each of CLP and Company H preliminarily indicated they may have continuing interest and would consider re-engaging on a proposed transaction. Company G indicated it would not be interested at a higher price than it previously communicated for the Company’s software and services business. Following such time, CLP increased the pace of its diligence review through the end of December and into January.

On December 24, 2020, the Company Special Committee met, along with representatives of Canaccord Genuity and Gunderson, to discuss the status of outreach with potential counterparties and the revised Company E proposal to consummate a 35% tender offer.

On December 29, 2020, Company I re-affirmed its interest in a potential acquisition of the Company’s portal and advertising business, but its pricing reflected only a fraction of that being offered pursuant to CLP’s offer, and a portion of such consideration was contingent upon the business’s recent performance. Also, on December 29, 2020, Company E sent a letter further detailing the terms of its proposed tender offer to specify a minimum tender condition of 20% and to also require that the Company Board publicly recommend in favor of the proposed tender offer. Company E indicated that its proposal relating to the tender offer would expire by January 4, 2021.

On December 30, 2020, the Company Special Committee convened, with representatives of Canaccord Genuity and Gunderson, to discuss the revised Company E proposal and also discuss other available indications of interest. Mr. Bhise did not attend this meeting of the Company Special Committee, given that a component of Company E’s proposal included replacing Mr. Bhise with a new Chief Executive Officer. The Company Special Committee evaluated the terms of Company E’s proposal, and the status of ongoing outreach from Canaccord Genuity regarding potential alternative proposals. In addition to the ongoing discussions with CLP and Company H for an acquisition of 100% of the Company’s outstanding equity and equity awards, Canaccord Genuity reported that Company I also remained interested in an acquisition of only the Company’s portal and advertising business. Canaccord Genuity also updated the Company Special Committee that Company G indicated it would not increase its offer price for the software and services business. In light of the other prospective alternatives that the Company Special Committee believed could result in a transaction more likely to maximize value for all of the Company’s stockholders, and the proposal from Company E potentially transferring effective control without a cash out opportunity and associated premium for all of the Company’s stockholders, the Company Special Committee determined to let Company E’s offer expire and to continue to engage with CLP, Company H and Company I, including directing Canaccord Genuity and the Company’s management to continue to seek non-binding letters of intent from such parties.

On January 4, 2021, CLP provided the Company with a non-binding letter of intent, proposing a two-step merger to acquire 100% of the Company’s outstanding equity and equity awards (consisting of a tender offer for a majority of outstanding Shares followed by a back-end merger to acquire the remaining outstanding Shares) with a purchase price of $1.88 per Share in cash. The letter of intent indicated that if necessary, CLP would be prepared to fund the entire acquisition amount through an equity commitment and that the proposal was not contingent upon third party debt financing. Later that day, on January 4, 2021, the Company Special Committee met, with representatives of Canaccord Genuity and Gunderson, to discuss CLP’s letter of intent. Canaccord Genuity reported that at such time, only Company E (with respect to its proposed partial tender offer proposal) and Company H remained as other parties interested in engaging on a transaction, although Company H had not submitted a non-binding letter of intent to date. The Company Special Committee directed Canaccord Genuity to engage in outreach to seek to maximize offers from each of CLP and Company E and to receive a written offer from Company H.

Later that day, Canaccord Genuity reached out to Company E to confirm if Company E would re-engage on an acquisition of 100% of the Company’s outstanding equity and equity awards. Company E declined to do so and indicated that its tender offer proposal would no longer be available following January 4, 2021.

On January 5, 2021, Canaccord Genuity discussed further with CLP the business of the Company and the Company Special Committee’s desire to obtain a higher purchase price. CLP indicated it would further review its proposal. Later that day, the Company sent a revised letter of intent to CLP, noting that the price per Share to be paid in the transaction was still an open issue and clarifying certain provisions to ensure a customary public-company style transaction would be entered into between the parties.

On January 6, 2021, the Company Special Committee met with representatives of Canaccord Genuity and Gunderson. Canaccord Genuity reported that CLP agreed to increase its offer to $2.00 per Share and had also requested a 30-day period of exclusivity. Canaccord Genuity also noted that the partial tender offer proposal from Company E was now expired and Company E declined to re-engage on an acquisition of 100% of the Company’s outstanding equity and equity awards, and that Company H continued to provide no indication if or when it would be willing to submit a formal letter of intent. After deliberating the various alternatives available to the Company Special Committee, it unanimously determined to enter into the non-binding letter of intent with CLP and commence diligence and negotiation of a definitive agreement. The Company Special Committee also determined that Mr. Rendino should be updated as to the status of discussions with Company E and the anticipated execution of the CLP letter of intent, and that Mr. Rendino continue to recuse himself from deliberations of discussions with CLP, given his prior relationship with Company E.

On January 7, 2021, the Company and CLP executed the non-binding letter of intent.

On January 8, 2021, Mr. Montgomery and Mr. Bhise informed Mr. Rendino of the Company’s entry into the letter of intent for an acquisition of 100% of the Company with CLP at $2.00 per Share, and the Company Special Committee’s determination that Mr. Rendino continue to be recused from discussion of the CLP negotiations and diligence processes. Mr. Montgomery and Mr. Bhise indicated that Mr. Rendino would be brought up to date, if and when, discussions with CLP were more advanced. The Company and CLP held an initial kick-off diligence call, and met numerous times in the following weeks to engage in and respond to diligence requests.

On January 21, 2021, outside counsel to CLP, Thompson Hine LLP (“Thompson”), delivered an initial draft of the Merger Agreement to Gunderson.

On January 25, 2021, the Company entered into a further amendment to the engagement letter with Canaccord Genuity that extended the stated termination date to June 30, 2021.

On January 27, 2021, Gunderson sent a revised Merger Agreement to Thompson, which, among other revisions, (1) improved the Company’s ability to satisfy the conditions to the tender offer, (2) improved the ability of the Company Board to take all actions needed to comply with their fiduciary duties between signing of the Merger Agreement and the closing of the Transactions, (3) made it more difficult for CLP to terminate the Merger Agreement, (4) restricted CLP from modifying the Equity Commitment Letter the Sponsor would enter into with Parent, (5) reduced the size of the termination fee payable by the Company in the event of a superior acquisition proposal and (6) added a reverse termination fee in favor of the Company in the event that CLP refused to properly consummate the proposed acquisition.

Throughout the remainder of January and into February, the Company, CLP, Gunderson and Thompson continued to negotiate the terms of the Merger Agreement and exchange drafts thereof. Throughout that period, the parties also continued to engage in, and respond to, diligence and related requests.

On February 4, 2021, the full Company Board met (including Mr. Rendino for the first time since negotiations with CLP became more active) with representatives of Canaccord Genuity and Gunderson to discuss the status of negotiations and open issues. The Company Special Committee updated the full Company Board on such matters as the number of open issues as between the parties was continuing to decline.

Throughout the early part of February, the closing trading price of the Shares had increased from the closing price of $1.49 per Share on January 7, 2021, the date on which the Company and CLP executed the letter of intent. As a result of the increase in the stock price, the Company directed Canaccord Genuity to advise on customary premiums in connection with public company sales, and the Company Board decided to reconvene on February 8, 2021.

On February 8, 2021, the full Company Board met with representatives of Canaccord Genuity and Gunderson. Canaccord Genuity presented their findings on public company premiums frequently obtained in connection with selected precedent sell-side transactions, and Gunderson reported on anecdotal experiences for clients in similar industries and of similar sizes as the Company. The Company Board discussed and instructed Canaccord Genuity to relay the need for an increase in purchase price to $2.20 per Share to consider approving the proposed Transaction. Later that day, Canaccord Genuity relayed the Company Board’s request for CLP to increase the purchase price to be paid in the Transaction. CLP indicated it would review and discuss with its investment committee.

On February 9 and February 10, 2021, the remaining issue of price and the remaining open terms of the transaction documentation were further negotiated. The then-negotiated Merger Agreement, among other revisions to the initial draft submitted by CLP, (1) improved the Company’s ability to satisfy the conditions to the Offer, (2) improved the ability of the Company Board to take all actions needed to comply with their fiduciary duties between signing of the Merger Agreement and the closing of the Transaction, (3) made it more difficult for CLP to terminate the Merger Agreement, (4) restricted CLP from modifying the Equity Commitment Letter the Sponsor would enter into with Parent and (5) reduced the size of the termination fee in the Transaction to an amount equal to $3.0 million. However, CLP was unwilling to agree to a reverse termination fee in favor of the Company, and CLP subsequently required that two significant stockholders enter into Tender and Support Agreements in support of the Transactions. The Tender and Support Agreements between CLP and the two significant stockholders and the Equity Commitment Letter between the Sponsor and Parent were also negotiated and finalized during this time.

Later in the day on February 10, 2021, CLP indicated that it would increase the purchase price per Share from $2.00 per Share to $2.20 per Share, but that it would require the termination fee in the Transactions to also increase from $3.0 million to $3.5 million as a result of the increase in the value of the Transactions. CLP also noted the increase in purchase price was conditioned upon finalizing and executing the Merger Agreement that same day, and announcing the Transactions prior to public markets opening on February 11, 2021.

Thereafter, on February 10, 2021, the Company Board met, with representatives of the Company’s management, Gunderson and Canaccord Genuity present, for the purpose of reviewing the final terms of the proposed Merger Agreement. At this meeting, representatives of Gunderson reviewed the resolution of the remaining issues in the Merger Agreement and the Tender and Support Agreements, including the recently agreed upon Offer Price and termination fee, and reviewed with the Company Board its fiduciary duties in connection with the proposed Transactions. Representatives of Canaccord Genuity reviewed with the Company Board its financial analysis of the consideration to be received by holders of Shares pursuant to the Merger Agreement. At the conclusion of this presentation, Canaccord Genuity rendered for the benefit of the Company Board its oral opinion, subsequently confirmed in writing on February 10, 2021, to the effect that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by Canaccord Genuity as set forth in the written opinion, the consideration of $2.20 per Share in cash to be received by holders of Shares (excluding Shares that constitute Dissenting Shares (as defined in the Merger Agreement) or are held by the Company as treasury stock immediately prior to the Effective Time) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of the opinion provided by Canaccord Genuity, please see “—Opinion of the Financial Advisor to the Company Board” beginning on page 28 of this Schedule 14D-9. After further discussion, the Company Board unanimously (i) approved and determined the Merger Agreement and the Transactions contemplated thereby, including the Offer and the Merger, were fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable for the Company to enter into the Merger Agreement and the Transactions, including the Offer and the Merger, (iii) recommended that the Company’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer, (iv) authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions and (v) resolved that the Merger Agreement and the Merger be effected under Section 251(h) of the DGCL and that the Merger shall be effected as soon as practicable following the consummation of the Offer without a vote of the Company’s stockholders.

Later that day, the parties executed the Merger Agreement and the Tender and Support Agreements, and the Sponsor, Parent and Purchaser executed the Equity Commitment Letter.

Before the opening of trading on the public markets on February 11, 2021, the Company issued a press release announcing entry into the Merger Agreement and filed a Current Report on Form 8-K with the SEC with respect thereto.

Reasons for the Recommendation of the Company Board

The Company Board has reviewed and considered the Offer after consultation with certain members of the Company’s senior management and financial and legal advisors. After considering its fiduciary duties under applicable law, the Company Board has unanimously (i) determined that the Merger Agreement and the Transactions are fair to and in the best interests of the Company and stockholders, (ii) approved and declared it advisable for the Company to enter into the Merger Agreement and the Transactions, (iii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer, (iv) authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, and (v) resolved that the Merger Agreement and the Merger be effected under Section 251(h) of the DGCL and that the Merger be effected as soon as practicable following the consummation of the Offer without a vote of the Company’s stockholders. Accordingly, the Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Company Board considered each of the following factors and reasons, among others, when reaching its recommendation that stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer:

Reasons in favor of the proposed Transactions:

•

Attractive Price; Certainty of Value. The all-cash consideration of $2.20 per Share, taking into account the Company Board’s familiarity with the business, operations, prospects, competitive environment, strategic and short- and long-term operating plans, assets, liabilities and financial condition of the Company, including the uncertain long-term impacts of the COVID-19 pandemic on the Company’s businesses and the relative certainty and liquidity of the all-cash merger consideration, is more favorable to the Company’s stockholders than the potential value that could reasonably be expected to be generated from the alternative of the Company continuing to operate independently and pursuing its current business and its financial and operating plans as an independent company, taking into account the execution risks associated with continued independence, including, without limitation, competitive risks, product development and regulatory risks and the ability to access a sufficient amount of capital to continue to fund operations;

•

Other Strategic Alternatives. The belief of the Company Board, after a thorough review of possible alternative strategic alternatives reasonably available to the Company (including continuing to operate independently) and the likelihood of other offers to acquire the Company from other potential strategic partners and the Company’s prior negotiations with potential counterparties to a strategic transaction, in each case taking into account the potential benefits, risks and uncertainties associated with those alternatives, that the Offer and the Merger represent the Company’s best reasonably available prospect for maximizing stockholder value;

•

The Company’s Operating and Financial Condition and Prospects. The Company’s operating and financial condition, operating plan, its prospects and the Company Forecasts (as defined below), which reflect an application of various assumptions of senior management and consideration of the inherent uncertainty of achieving the Company Forecasts and that, as a result, the Company’s actual financial results in future periods could differ materially from the Company Forecasts;

•	Premium. The current and historical market prices of the Shares, and the fact that the Offer Price represents a compelling premium to recent market prices of the Shares, including:

•

a 24% premium to the 30-trading day volume weighted-average price (“VWAP”) for the Shares as of February 10, 2021, the last full trading day prior to the announcement of the Company’s entry into the Merger Agreement,

•	a 29% premium to the 60-trading day VWAP for the Shares as of February 10, 2021,

•	a 33% premium to the 90-trading day VWAP for the Shares as of February 10, 2021,

•	a 53% premium to the 6-month VWAP for the Shares as of February 10, 2021,

•	a 65% premium to the 12-month VWAP for the Shares as of February 10, 2021, and

•	a 13% premium to the closing price of the Shares on February 10, 2021;

•

Canaccord Genuity’s Analysis and Fairness Opinion. The financial analyses presented by Canaccord Genuity to the Company Board and the opinion of Canaccord Genuity to the effect that, as of February 10, 2021 and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Canaccord Genuity as set forth in such opinion, the consideration of $2.20 per Share in cash to be received by holders of Shares (excluding Shares that constitute Dissenting Shares (as defined in the Merger Agreement) or are held by the Company as treasury stock immediately prior to the Effective Time), pursuant to the Merger Agreement was fair, from a financial point of view, to such holders (see “—Opinion of the Financial Advisor to the Company Board” beginning on page 28 of this Schedule 14D-9 for further information);

•

Price. The belief of the Company Board that the price offered by Parent was the highest reasonably attainable based on several factors, including, without limitation, the course of negotiations with Parent, the results of Canaccord Genuity’s outreach to other potential strategic parties at the direction of the Company and the likelihood of other potential strategic parties making a higher offer;

•	Form of Consideration. The form of the consideration by Purchaser, being all in cash, and the certainty of value of cash compared to other forms of consideration;

•

High Likelihood of Closing. The belief of the Company Board that the likelihood of consummating the Transactions is high, particularly in light of several factors, including, without limitation, the business reputation and financial resources of CLP, the fact that Parent’s offer was not subject to a financing condition and that Parent had obtained an equity financing commitment for the Transactions as evidenced by the Equity Commitment Letter;

•

Successful Negotiations with Parent. The enhancements that the Company and its advisors were able to obtain as a result of robust arm’s-length negotiations with Parent, including the increase in the Offer Price proposed by Parent from the time of its initial indication of interest to the end of the negotiations;

•

Terms of the Merger Agreement. The negotiated terms of the Merger Agreement, including: (i) the duration of the Offer and requirement that Purchaser extend the Offer in certain circumstances, (ii) the representations, warranties and covenants of the parties set forth therein, (iii) the conditions to the Offer and Merger, including the definition of a material adverse effect and the exceptions thereto, (iv) the ability of the Company to respond to certain unsolicited takeover proposals, (v) the ability of the Company Board to change its recommendation in the event of a superior proposal and the ability of the Company to terminate the Merger Agreement, pay a termination fee and accept such superior proposal, (vi) the ability of the Company Board to change its recommendation in the event of an intervening event, and (vii) the termination fee and the Company Board’s belief that the amount of the termination fee was reasonable and would not likely deter competing bids that may result in a superior proposal;

•

Tender Offer Structure; Timing of Completion. The anticipated timing of the consummation of the Transactions, and the structure of the Transactions as a cash tender offer for all outstanding Shares followed by a merger to be effected pursuant to Section 251(h) of the DGCL and the potential for closing in a relatively short timeframe, all of which could reduce the amount of time in which the Company’s businesses would be subject to the potential uncertainty of closing and related disruption;

•

Extension of Offer Period. That, under certain circumstances set forth in the Merger Agreement, Purchaser is required to extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if the conditions to the consummation of the Offer are not satisfied or waived as of such date;

•

Appraisal Rights. That stockholders who do not believe that the Offer Price represents fair consideration for their Shares will have an opportunity to pursue appraisal rights under Section 262 of the DGCL; and

•

Tender and Support Agreement. That certain supporting stockholders, who collectively held approximately 17.4% of the outstanding Shares as of the date of signing of the Merger Agreement agreed to enter into Tender and Support Agreements concurrent with the signing of the Merger Agreement.

Considerations against and risks associated with the proposed Transactions:

•

Opportunity Costs. The fact that the Company will no longer exist as an independent public company and the Company’s stockholders, in a cash transaction, will be precluded from participating in the Company’s future growth and earnings and future increases in the Company’s value;

•

Risks Associated with Failure to Close Transactions. The possibility that the Transactions might not be completed and the risk of potential adverse consequences to the Company’s business, stock price, prospects and reputation and costs incurred by the Company as a result or a disruption to the Company’s business from the public announcement of the Transactions;

•

Business Operation Restrictions. The fact that the Merger Agreement imposes restrictions on the conduct of the Company’s business in the pre-closing period, which may adversely affect the Company’s businesses, including by delaying or preventing the Company from pursuing non-ordinary course opportunities that may arise or precluding actions that would be advisable if the Company were to remain an independent company;

•	Disruptions to the Business. The possibility that the announcement of the Transactions may disrupt the Company’s business;

•

No-Shop Restrictions. The fact that the Merger Agreement restricts the Company’s ability to solicit competing proposals, subject to certain exceptions to allow the Company Board to exercise its fiduciary duties and to accept a superior proposal provided that the Company pays a $3.5 million termination fee;

•	Deterrence of Termination Fee. The risk that the termination fee in the Merger Agreement would deter other potential acquirers from making a competing offer; and

•

Interests of Insiders. The interests that certain directors and executive officers of the Company may have with respect to the Transactions that may be different from, or in addition to, their interests as stockholders of the Company or the interests of the Company’s other stockholders generally.

The Company Board believed that, overall, the potential benefits of the Offer and the Merger to the Company’s stockholders outweigh the risks, and that the Merger Agreement was reasonably likely to represent the most attractive alternative for stockholders of the Company. In analyzing the Offer and the Merger, the Company Board and the Company’s management were assisted and advised by legal counsel and financial advisors.

The foregoing discussion of information and reasons considered by the Company Board is not intended to be exhaustive. In light of the variety of reasons considered in connection with its evaluation of the Offer and the

Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determinations and recommendations. Moreover, each member of the Company Board applied his or her own personal business judgment to the process and may have given different weight to different reasons.

(c) Intent to Tender.

Pursuant to the Tender and Support Agreement, certain funds affiliated with Messrs. Kau and Rendino have agreed to tender all of the Shares owned by such funds in the Offer. In addition, to the best of the Company’s knowledge, after reasonable inquiry, all of the Company’s other executive officers and directors who own Shares presently intend to tender in the Offer all Shares that he or she owns of record or beneficially. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

(d) Opinion of the Financial Advisor to the Company Board.

Canaccord Genuity LLC is acting as financial advisor to the Company in connection with the Offer and the Merger. At a meeting of the Company Board held on February 10, 2021 to evaluate the Offer and the Merger, Canaccord Genuity delivered to the Company Board an oral opinion, which opinion was confirmed by delivery of a written opinion, dated February 10, 2021, to the effect that, as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Canaccord Genuity as set forth in the written opinion, the consideration of $2.20 per Share in cash to be received by holders of Shares (excluding Shares that constitute Dissenting Shares or are held by the Company as treasury stock immediately prior to the Effective Time of the Merger (the “Excluded Shares”)) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Canaccord Genuity’s written opinion is attached to this Schedule 14D-9 as Annex A and is incorporated herein by reference. The description of Canaccord Genuity’s opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion. Stockholders of the Company are encouraged to read Canaccord Genuity’s opinion carefully and in its entirety for a description of the various assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Canaccord Genuity in connection with its opinion. Canaccord Genuity’s opinion was addressed to the Company Board, was only one of many factors considered by the Company Board in its evaluation of the Offer and the Merger, and is limited to and addresses only the fairness, from a financial point of view and as of the date of the opinion, to the holders of Shares (excluding Excluded Shares) of the $2.20 per Share to be received by such holders pursuant to the Merger Agreement. Canaccord Genuity’s opinion does not address the relative merits of the Offer and the Merger as compared to other business strategies or transactions that might be available to the Company, nor does it address the underlying business decision of the Company to proceed with the Offer and the Merger or any view on another term or aspect of the Offer or the Merger. Canaccord Genuity’s opinion was directed to and for the information of the Company Board only (in its capacity as such) in connection with its evaluation of the Offer and the Merger and did not constitute advice or a recommendation to the Company Board as to how the Company Board should vote with respect to the Merger Agreement and does not constitute advice or a recommendation to any stockholder of the Company as to whether such stockholder should tender Shares in connection with the Offer, or how such person should otherwise act with respect to the Offer or the Merger or any other matter. Canaccord Genuity’s opinion was rendered on the basis of securities, economic, market and monetary conditions prevailing as of February 10, 2021, the date of its opinion, and on the prospects, financial and otherwise, of the Company known to Canaccord Genuity as of such date. Subsequent developments may affect the conclusions expressed in Canaccord Genuity’s opinion if such opinion were rendered as of a later date. Canaccord Genuity assumes no responsibility for updating, revising or reaffirming its opinion based on circumstances or events occurring after the date of the opinion.

In connection with Canaccord Genuity’s review of the Offer and the Merger and developing its opinion, Canaccord Genuity, among other things:

(i)	reviewed certain publicly available historical business and financial information concerning the Company;

(ii)	reviewed certain historical financial statements and other historical financial and operating data concerning the Company provided to Canaccord Genuity by management of the Company;

(iii)

reviewed certain financial projections and other estimates and data relating to the Company prepared by management of the Company that Canaccord Genuity had been directed to utilize in its analysis (see the information included in Item 8 of this Schedule 14D-9 under the heading “Additional Information—Certain Company Management Forecasts” for further information regarding the Company Forecasts provided to Canaccord Genuity by management of the Company);

(iv)	conducted discussions with members of management of the Company regarding the past and current operations and financial condition and the prospects of the Company;

(v)	reviewed financial and stock market data for certain companies, the securities of which are publicly traded, that Canaccord Genuity deemed to be relevant to the Company;

(vi)	compared the financial terms of the Offer and the Merger with the financial terms of certain other acquisitions deemed to be relevant and comparable to the Offer and the Merger;

(vii)

reviewed the terms of the Merger Agreement provided to Canaccord Genuity on February 10, 2021, which Canaccord Genuity assumed, with the consent of the Company Board, to be identical in all material respects to the agreement executed by the parties; and

(viii)

reviewed such other financial studies and analyses, performed such other investigations, and took into account such other matters as Canaccord Genuity deemed necessary, including an assessment of general securities, economic, market and monetary conditions.

In connection with its review and arriving at its opinion, Canaccord Genuity has not independently verified any of the foregoing information, has relied on such information, has assumed that all such information is complete and accurate in all material respects, and has relied on assurances of management of the Company that they are not aware of any facts that would make such information misleading. With respect to the Company Forecasts prepared by management of the Company and other forward-looking information reviewed by Canaccord Genuity, Canaccord Genuity has assumed, with the consent of the Company Board, that such information has been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to the matters covered thereby, and Canaccord Genuity has relied, at the direction of the Company Board, on such information for purposes of its analysis and opinion. Canaccord Genuity has expressed no view or opinion as to such information or the assumptions on which it is based. Canaccord Genuity also has assumed that (i) the Offer and the Merger will be consummated upon the terms set forth in the Merger Agreement, without waiver, modification or amendment of any material term, condition or agreement therein which would be in any way meaningful to Canaccord Genuity’s analysis, (ii) the representations and warranties made by the parties to the Merger Agreement are and will be true and correct in all respects material to Canaccord Genuity’s analysis, and (iii) in the course of obtaining necessary governmental, regulatory or third party approvals and consents for the Offer and the Merger, no modification, delay, limitation, restriction or conditions will be imposed which would have an adverse effect on the Company or Parent or be in any way meaningful to Canaccord Genuity’s analysis. Canaccord Genuity is not a legal, accounting, regulatory or tax expert and has relied on the assessments made by the Company and its advisors with respect to such matters.

Canaccord Genuity’s opinion is limited to and addresses only the fairness, from a financial point of view and as of the date of the opinion, to the holders of Shares (excluding Excluded Shares) of the $2.20 per Share to be received by such holders pursuant to the Merger Agreement, and Canaccord Genuity expressed no opinion as to the fairness of the Offer and the Merger to the holders of any other class of securities, creditors or other constituencies of the

Company or any value that holders of Dissenting Shares may be entitled to receive. Canaccord Genuity’s opinion does not address any other term or aspect of any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with the Offer and the Merger, including, without limitation, the structure or form of the Offer and the Merger or the fairness of the amount or nature of the compensation to any of the officers, directors or employees of the Company or any other party, or class of such persons. Further, Canaccord Genuity did not express any opinion as to the price or range of prices at which Shares or any other securities may trade or otherwise be transferable at any time, including following announcement of the Offer and the Merger.

Canaccord Genuity was not requested to conduct and did not conduct, nor has Canaccord Genuity relied upon, any independent valuation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise) of the Company. Canaccord Genuity also has not evaluated and did not express any opinion as to the solvency of any party to the Merger Agreement, or the ability of the Company to pay its obligations when they become due, or as to the impact of the Offer and the Merger on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters.

Summary of Financial Analyses

The following is a summary of the material financial analyses performed by Canaccord Genuity in connection with rendering its opinion dated February 10, 2021 described above. The following summary, however, does not purport to be a complete description of the factors considered or financial analyses performed by Canaccord Genuity, nor does the order of analyses described represent relative importance or weight given to those analyses by Canaccord Genuity. Some of these summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Canaccord Genuity’s financial analyses.

Selected Public Companies Analysis. Canaccord Genuity reviewed certain publicly available financial information for selected public companies that, based on its experience and professional judgment, share similar business characteristics to the Company. No company utilized in the selected public companies analysis is directly comparable to the Company and certain of these companies may have financial, business and/or operating characteristics that are materially different from those of the Company. However, the companies were selected, among other reasons, because they are publicly-traded companies with businesses that, for purposes of Canaccord Genuity’s analysis, may be considered similar to that of the Company based on industry sector and financial profile.

Using publicly available information obtained from filings with the SEC, the Capital IQ database, and other public sources, Canaccord Genuity calculated for each selected public company the following ratios and multiples: (i) enterprise value (calculated as the market value of common equity determined using the treasury stock method, plus the book value of debt, less cash) (“EV”), as a multiple of earnings before interest, taxes, depreciation and amortization and stock-based compensation (“Adjusted EBITDA”) for the last-twelve-months (“LTM”) ended September 30, 2020; (ii) EV as a multiple of calendar year 2020 estimated Adjusted EBITDA; and (iii) EV as a multiple of calendar year 2021 estimated Adjusted EBITDA. The selected public companies and their applicable multiples, as well as the corresponding multiples for the Company for reference purposes based on information provided by management of the Company, were as follows:

Selected Companies	EV / LTM Adjusted EBITDA	EV / 2020E Adjusted EBITDA	EV / 2021E Adjusted EBITDA

Criteo S.A.	5.7x	5.7x	6.4x

CSG Systems International, Inc.	7.8x	7.8x	7.6x

Zix Corporation	18.0x	17.1x	15.2x

Selected Companies	EV / LTM Adjusted EBITDA	EV / 2020E Adjusted EBITDA	EV / 2021E Adjusted EBITDA

Fluent, Inc.	13.4x	13.7x	12.4x

Digital Media Solutions, Inc.	14.4x	11.5x	8.5x

SharpSpring, Inc.	NM	NM	NM

Synchronoss Technologies, Inc.	15.5x	17.7x	14.8x

Spark Networks SE	11.7x	9.2x	8.5x

MailUp S.p.A.	12.7x	12.6x	9.2x

SeaChange International, Inc.	NM	NM	NM

Synacor, Inc.: (2)

Stock Price as of February 10, 2021 ($1.95)	15.0x	14.6x	8.5x

Offer Price ($2.20)	17.0x	16.7x	9.7x

  (1)   “NM” denotes Adjusted EBITDA multiples that are negative or greater than 50x.

  (2)   For the Company, adjusted EBITDA excludes stock-based compensation expense, asset impairments, restructuring charges and certain legal expenses and professional services fees.

Based on this analysis for the selected public companies, Canaccord Genuity selected the following representative multiple ranges based upon the application of its experience and professional judgment:

	Low	High

EV / LTM Adjusted EBITDA	10.7x	14.7x

EV / 2020E Adjusted EBITDA	8.9x	14.6x

EV / 2021E Adjusted EBITDA	8.2x	13.0x

(1) Low and high multiple ranges were derived from the first and third quartile data points from the selected public companies analysis.

Based on its analysis and other considerations that Canaccord Genuity deemed relevant in its experience and professional judgment, Canaccord Genuity used these reference ranges of multiples and the adjusted EBITDA of the Company of $5.2 million for the last-twelve-month period ended September 30, 2020, calendar year 2020 estimated adjusted EBITDA of the Company of $5.3 million and calendar year 2021 estimated adjusted EBITDA of the Company per the Company Forecasts (in each case, calculated as earnings before interest, taxes, depreciation and amortization and excluding stock-based compensation expense, asset impairments, restructuring charges and certain legal expenses and professional services fees and provided by management of the Company) to derive a range of implied enterprise values for the Company of $47.1 to $118.7 million and a range of implied equity values for the Company (using estimated cash and debt balances as of December 31, 2020, in each case as provided by management of the Company) of $50.8 to $122.3 million. Canaccord Genuity also derived a range of implied per Share equity values for the Company (using the fully-diluted Shares determined using the treasury stock method as provided by management of the Company) which are summarized below:

Financial Statistic	Implied Price Per Share

LTM adjusted EBITDA	$1.42-1.91

2020E adjusted EBITDA	$1.21-1.94

2021E adjusted EBITDA	$1.88-2.92

Selected Precedent Transaction Analysis. Canaccord Genuity performed a precedent transaction analysis, which attempts to imply the value of a company based on publicly available financial terms of selected transactions. Canaccord Genuity selected the precedent transactions based on the similarity of products offered and markets served by the target company as compared to the Company, as well as the financial position and other relevant financial metrics of the target companies. Each of these transactions was publicly announced on or after May 4, 2016.

Based on its review of the relevant metrics for each of the precedent transactions, Canaccord Genuity calculated the multiples of implied enterprise value to LTM Adjusted EBITDA for each of the target companies in the precedent transactions. For purposes of this analysis, Canaccord Genuity utilized information regarding the precedent transactions obtained from filings with the SEC and other public sources. The selected precedent transactions, as well as the corresponding multiple for the proposed Transaction for reference purposes based on information provided by management of the Company, were:

Announcement Date	Acquiror	Target	EV / LTM Adjusted EBITDA
11/30/20	Francisco Partners Management L.P.	International Segment of CDK Global, Inc.	15.0x
11/2/20	Clearlake Capital Group L.P.	Endurance International Group Holdings, Inc.	9.5x
8/5/20	American Virtual Cloud Technologies, Inc.	Kandy Communications, a division of Ribbon Communications Inc.	NA
7/23/20	Amdocs Limited	Openet Telecom Limited	NA
3/9/20	Open Text Corporation	XMedius Solutions Inc.	NA
2/10/20	Digital Turbine, Inc.	Mobile Posse, Inc.	5.2x
12/17/19	Francisco Partners Management, L.P./Evergreen Coast Capital Corp.	LogMeIn, Inc.	9.4x
9/3/19	Kerridge Commercial Systems Group Limited	MAM Software Group, Inc.	25.7x
7/23/19	Web.com Group, Inc.	Dreamscape Networks Limited	10.3x
7/17/19	8x8 Inc.	Wavecell Pte. Ltd.	NA
3/25/19	Enghouse Systems Limited	Espial Group Inc.	NM
1/15/19	Zix Corporation	AppRiver, LLC	NA
4/26/18	NICE Ltd.	Mattersight Corporation	NM
4/24/18	Searchlight Capital Partners, L.P.	Mitel Networks Corporation	15.0x
3/22/18	Upland Software, Inc.	Interfax Communications Limited	7.0x
11/9/17	B. Riley Financial, Inc.	magicJack VocalTec Ltd.	5.1x
8/28/17	Valassis Communications, Inc.	MaxPoint Interactive, Inc.	NM
6/21/17	True Wind Capital Management, L.P.	ARI Network Services, Inc.	15.0x
5/23/16	Siris Capital Group, LLC	Xura, Inc.	NM
5/5/16	Vonage Holdings Corp.	Nexmo, Inc.	NA
5/4/16	B. Riley Financial, Inc.	United Online, Inc.	3.0x
		Proposed Transaction: (3)	16.7x

  (1)   “NA” denotes LTM Adjusted EBITDA statistics not available.

  (2)   “NM” denotes Adjusted EBITDA multiples that are negative or greater than 50x.

  (3)   Calculated based on calendar year 2020 estimated adjusted EBITDA of the Company as provided by management of the Company. For the Company, adjusted EBITDA excludes stock-based compensation expense, asset impairments, restructuring charges and certain legal expenses and professional services fees.

Canaccord Genuity selected a representative range of multiples derived from the first and third quartile data points for the precedent transactions of 6.1x to 15.0x based upon the application of its experience and professional judgment. Based on its analysis and other considerations that Canaccord Genuity deemed relevant in its experience and professional judgment, Canaccord Genuity used this reference range of multiples and calendar year 2020 estimated adjusted EBITDA of the Company (calculated as earnings before interest, taxes, depreciation and amortization and excluding stock-based compensation expense, asset impairments, restructuring charges and certain legal expenses and professional services fees and provided by management of the Company) to derive a range of implied enterprise values for the Company of $32.3 to $79.7 million and a range of implied equity values for the Company (using estimated cash and debt balances as of December 31, 2020, in each case as provided by management of the Company) of $36.0 to $83.3 million. Canaccord Genuity also derived a range of implied per Share equity values for the Company (using the fully-diluted Shares determined using the treasury stock method as provided by management of the Company) of $0.86 to $1.99.

Discounted Cash Flow Analysis. Canaccord Genuity conducted a discounted cash flow analysis for the Company for the purpose of calculating a range of equity values per Share. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows generated by the asset and taking into consideration the time value of money with respect to those future cash flows by calculating their net present value. For purposes of this analysis, Canaccord Genuity utilized the Company Forecasts to determine the unlevered free cash flows of the Company for calendar years 2021 through 2024. See the information included in Item 8 of this Schedule 14D-9 under the heading “Additional Information—Certain Company Management Forecasts” for further information regarding the Company Forecasts provided to Canaccord Genuity by management of the Company. Unlevered free cash flows were calculated by taking operating income after tax, adding back depreciation and amortization expense, subtracting capital expenditures, and adjusting for changes in working capital.

Canaccord Genuity calculated the net present value of the unlevered free cash flows for the Company for calendar years 2021 through 2024 and calculated terminal values in the year 2024 based on a terminal perpetual growth rate ranging from 1.0% to 3.0%. Canaccord Genuity selected these terminal perpetual growth rates based on the application of its experience and professional judgment. These values were discounted to net present values at a discount rate ranging from 13.0% to 15.0%, which range of discount rates was selected, upon the application of Canaccord Genuity’s experience and professional judgment, to reflect the Company’s estimated range of weighted average cost of capital. Based on this analysis, Canaccord Genuity derived a range of implied enterprise values for the Company of $68.2 to $93.4 million. Canaccord Genuity also derived a range of implied per Share equity values for the Company of $1.73 to $2.31 (using the fully-diluted Shares determined using the treasury stock method as provided by management of the Company), which range was based on the high and low data points from the analysis.

Other Information

Canaccord Genuity observed certain additional factors that were not considered part of its financial analyses for purposes of its opinion but were noted to the Company Board for reference purposes only, including the following:

•

Historical trading prices of Shares during the 52-week period ended February 10, 2021, which reflected low to high prices of the Shares during such period of $0.79 per Share on March 18, 2020 to $2.09 per Share on February 5, 2021.

•

The consideration of $2.20 per Share represented: (i) a premium of 13% to the closing price of $1.95 per Share on February 10, 2021; (ii) a premium of 24% to the VWAP per Share of $1.78 for the 30 trading days ended on February 10, 2021; (iii) a premium of 29% to the VWAP per Share of $1.70 for the 60 trading days ended on February 10, 2021; (iv) a premium of 33% to the VWAP per Share of $1.65 for the 90 trading days ended on February 10, 2021; (v) a premium of 53% to the VWAP per Share of $1.44 for the six months ended on February 10, 2021; (vi) a premium of 65% to the VWAP per Share of $1.33 for the twelve months ended on February 10, 2021; (vii) a premium of 5% to the 52-week high price of $2.09 per Share on February 5, 2021; (viii) a premium of 48% to the closing price of $1.49 per Share on January 7, 2021, the date of execution of the letter of intent between the Company and CLP; and (ix) a premium of 50% to the VWAP per Share for the 30 days preceding the execution of such letter of intent.

•

Premiums paid in 139 selected transactions with U.S. targets since 2018 with transaction values between $50 million and $250 million, for which premium data was available. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to the closing price of the target company’s common stock for the date one day prior to announcement and the VWAP per share of the target’s common stock for the 30, 60 and 90 days prior to announcement. This data is set forth below as compared to the implied premium to Shares based on the Offer Price of $2.20 per Share:

	Premiums to Target Stock Price
	1-Day Prior	30-Day VWAP	60-Day VWAP	90-Day VWAP
Third Quartile	51.0%	59.8%	57.3%	53.9%
Median	31.1%	32.8%	32.8%	32.7%
Mean	39.5%	42.6%	42.9%	41.5%
First Quartile	16.9%	16.5%	17.8%	17.2%
Company Stock Price (1)	$1.95	$1.78	$1.70	$1.65
Implied Offer Price Premium	12.8%	23.6%	29.4%	33.3%

(1) Stock price and volume weighted average trading prices as of February 10, 2021.

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Canaccord Genuity’s opinion. In arriving at its fairness determination, Canaccord Genuity considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Canaccord Genuity made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses, taken as a whole. No company used in the above analyses as a comparison is directly comparable to the Company or the Offer and the Merger. The reasons for and the circumstances surrounding each of the selected companies and transactions analyzed were diverse and there are inherent differences in the business, operations, financial condition and prospects of the Company and the companies included in those analyses.

Canaccord Genuity prepared these analyses for purposes of providing its opinion to the Company Board as to the fairness, from a financial point of view and as of the date of the opinion, of the consideration of $2.20 per Share in cash to be received by holders of Shares (excluding Excluded Shares) pursuant to the Merger Agreement. These analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold.

This consideration of $2.20 per Share was determined through negotiations between the Company and Parent and was approved by the Company Board. Canaccord Genuity provided advice to the Company Board during these negotiations. Canaccord Genuity, however, did not recommend any specific amount of consideration to the Company or the Company Board or that any specific amount of consideration constituted the only appropriate consideration for the Offer and the Merger.

As described above, Canaccord Genuity’s opinion to the Company Board was one of many factors taken into consideration by the Company Board in making its determination to approve the Merger Agreement and the Transactions. The foregoing summary does not purport to be a complete description of the factors considered or financial analyses performed by Canaccord Genuity in connection with its opinion and is qualified in its entirety by reference to the full text of the written opinion of Canaccord Genuity attached to this Schedule 14D-9 as Annex A. The issuance of Canaccord Genuity’s opinion was approved by a fairness committee of Canaccord Genuity.

Canaccord Genuity, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

In the ordinary course of business, Canaccord Genuity and its affiliates may acquire, hold or sell, for its and its affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, Parent, Purchaser or their respective affiliates.

During the two years preceding the date of its opinion, Canaccord Genuity had not provided investment banking or other financial services of a material nature to the Company, CLP or Parent, except as related to the Offer and the Merger and otherwise described below. During such two-year period, Canaccord Genuity provided certain financial advisory services to the Company in connection with a prior transaction which was terminated upon the mutual agreement of the parties, for which services Canaccord Genuity received an aggregate amount of $300,000 plus reimbursement of expenses. Canaccord Genuity may provide investment banking and other services to or with respect to the Company, CLP, Parent, Purchaser or their respective affiliates in the future, for which Canaccord Genuity may receive compensation.

Canaccord Genuity acted as financial advisor to the Company in connection with the Offer and the Merger, and was selected as the Company’s financial advisor because it is a nationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and the Merger. Pursuant to a letter agreement, dated as of August 25, 2019, as amended, the Company engaged Canaccord Genuity to act as its financial advisor in connection with the Offer and the Merger and the delivery of an opinion as described above. Pursuant to the terms of such letter agreement, the Company agreed to pay Canaccord Genuity a fee of $1,250,000 for its services, of which $50,000 was payable in connection with signing of the letter agreement, $300,000 was payable upon delivery by Canaccord Genuity of its opinion dated February 10, 2021, and the remainder of which is contingent upon consummation of the Offer and the Merger. In addition, the Company has agreed to reimburse Canaccord Genuity for certain expenses and to indemnify Canaccord Genuity and related persons for liabilities relating to or arising out of its engagement.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

The Company retained Canaccord Genuity to act as its financial advisor in connection with the Transactions and, in connection with such engagement, Canaccord Genuity provided its opinion described in “Item 4. The Solicitation or Recommendation—Opinion of the Financial Advisor to the Company Board,” which is filed as Annex A to this Schedule 14D-9 and incorporated herein by reference. The Company retained Canaccord Genuity because it is a nationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and the Merger.

In connection with Canaccord Genuity’s services as the Company’s financial advisor, the Company agreed to pay Canaccord Genuity a fee of $1,250,000 for its services, of which $50,000 was payable in connection with signing of the related engagement letter, $300,000 was payable upon delivery by Canaccord Genuity of its opinion dated February 10, 2021, and the remainder of which is contingent upon consummation of the Offer and the Merger. The Company also has agreed to reimburse Canaccord Genuity for certain expenses and to indemnify Canaccord Genuity and related persons for liabilities relating to or arising out of its engagement. In addition, during the two-year period prior to the date of Canaccord Genuity’s opinion, Canaccord Genuity provided certain financial advisory services to the Company in connection with a prior transaction which was terminated upon the mutual agreement of the parties, for which services Canaccord Genuity received an aggregate amount of $300,000 plus reimbursement of expenses.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

Item 6. Interest in Securities of the Subject Company.

Other than as set forth below and except for scheduled vestings of Company Stock Options, RSUs and PSUs in the ordinary course, no transactions with respect to Shares have been effected by the Company or, to the best knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries or by the executive officers or directors of its subsidiaries during the 60 days prior to the date of the Schedule 14D-9.

Date of Transaction	Identity of Person	Number of Shares	Price per Share	Nature of Transaction
January 28, 2021	Himesh Bhise	5,089	$1.77	Shares withheld in order to satisfy tax withholding requirements.
January 28, 2021	Timothy J. Heasley	3,394	$1.77	Shares withheld in order to satisfy tax withholding requirements.
January 28, 2021	Steven M. Davi	2,396	$1.77	Shares withheld in order to satisfy tax withholding requirements.
February 4, 2021	Himesh Bhise	2,181	$1.90	Shares withheld in order to satisfy tax withholding requirements.
February 4, 2021	Timothy J. Heasley	1,636	$1.90	Shares withheld in order to satisfy tax withholding requirements.
February 4, 2021	Steven M. Davi	1,155	$1.90	Shares withheld in order to satisfy tax withholding requirements.
March 1, 2021	Himesh Bhise	4,361	$2.17	Shares withheld in order to satisfy tax withholding requirements.
March 1, 2021	Timothy J. Heasley	1,963	$2.17	Shares withheld in order to satisfy tax withholding requirements.
March 1, 2021	Steven M. Davi	1,444	$2.17	Shares withheld in order to satisfy tax withholding requirements.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in Items 2, 3 and 4 of this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Shares by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (b) there are no transactions, resolutions of the Company Board or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8. Additional Information.

(a) Golden Parachute Compensation.

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for the Company’s named executive officers (“NEOs”) that is based on or otherwise relates to the Offer, assuming that the Offer and the Merger were consummated on February 26, 2021 and that the NEO’s employment was terminated by the Company without cause or the NEO resigned for good reason on the same day with respect to Messrs. Bhise and Heasley and an involuntary termination occurred on the same day with respect to Mr. Davi. For purposes of the disclosure contained in this Schedule 14D-9, the NEOs are Messrs. Bhise, Heasley and Davi. The amounts reported below are estimates based on multiple assumptions that may or may not actually occur. As a result, the golden parachute compensation, if any, to be received by the NEOs may materially differ from the amounts set forth below. The calculation in the table below does not include amounts under contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation in favor of the NEOs and are available generally to all of the Company’s salaried employees.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Tax Reimbursement ($)(4)	Total ($)(5)
Himesh Bhise	$1,125,905	$771,452	$33,504	—	$1,930,861
Timothy J. Heasley	$471,995	$425,462	$19,665	$16,887	$934,009
Steven M. Davi	$534,716	$377,252	$33,352	—	$945,320

(1)

The figures reported in this column represent the amounts payable to the NEO if (i) his employment with the Company is terminated without “cause” or the NEO terminates his employment with the Company for “good reason” with respect to Messrs. Bhise and Heasley or (ii) an involuntary termination occurred with respect to Mr. Davi, in each case within 12 months following a change of control as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Payments to Executive Officers Upon Termination Following a Change of Control” and such NEO signs a release of claims against the Company, returns all Company property in his possession, in the case of Mr. Bhise, he resigns from the Company Board and, in the case of Messrs. Bhise and Davi, he resigns from the board of directors of any subsidiary of the Company on which he serves. Additionally, under the terms of Mr. Davi’s change of control severance agreement, for a period of 12 months following any involuntary termination in connection with or within 12 months following a change of control, Mr. Davi is prohibited from directly or indirectly engaging in activity that competes or is reasonably likely to compete with the business that the Company conducts, or demonstrably anticipates conducting, at any time during Mr. Davi’s employment with the Company. Cash severance is comprised of (i) 12 months of base salary continuation of $469,507, $314,664 and $356,477 for Messrs. Bhise, Heasley and Davi, respectively, (A) with respect to Messrs. Bhise and Heasley, such amounts being paid in accordance with the Company’s standard payroll procedures over 12 months commencing on the Company’s first payroll that occurs on or following the 61st day following such NEO’s termination with a catch-up payment covering the amounts due with respect to the period from the termination date to such first payment date being paid as part of such first payment and (B) with respect to Mr. Davi, such amount being paid in accordance with the Company’s standard payroll procedures over 12 months commencing on the Company’s first payroll that occurs on or following the effective date of Mr. Davi’s release of claims against the Company, (ii) $469,507, $157,332 and $178,239, representing Messrs. Bhise, Heasley and Davi’s respective annual target bonus amounts for 2021, (A) with respect to Messrs. Bhise and Heasley, such amounts being paid in accordance with the Company’s standard payroll procedures over 12 months commencing on the Company’s first payroll that occurs on or following the 61st day following such NEO’s termination with a catch-up payment covering the amounts due with respect to the period from the termination date to such first payment date being paid as part of such first payment and (B) with respect to Mr. Davi, such amount being paid in accordance with the Company’s standard payroll procedures over 12 months commencing on the Company’s first payroll that occurs on or following the effective date of Mr. Davi’s release of claims against the Company, and (iii) in the case of Mr. Bhise, $186,891, representing the amount of Mr. Bhise’s annual bonus for 2020, with such amount being payable in one lump sum at the same time annual bonuses for 2020 are paid to actively employed executives of the Company and expected to be paid in March 2021. In addition, all active employees of the Company, including the NEOs, are eligible for regularly scheduled merit annual salary increases effective March 1, 2021; accordingly, such increase in salary, if it occurs for any NEO, will result in a proportional increase in the 12 month salary continuation and target bonus after that date for such NEO. The amount presented in the “Cash” column for Mr. Heasley does not foot to the amounts presented in this footnote (1) due to rounding.

(2)

The amounts reported in this column include the aggregate dollar value of the vested or unvested In-the-Money Company Stock Options, RSUs and PSUs held by the NEOs as of February 26, 2021, all of which will be cancelled at the Effective Time and the holder will be entitled to receive cash consideration, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Treatment of

Shares, Stock Options, Restricted Stock Units and Performance Stock Units in Connection with the Offer and Merger.” The value of the vested or unvested In-the-Money Company Stock Options is the excess of the Merger Consideration of $2.20 per Share over the applicable exercise price of the Company Stock Option, multiplied by the number of Shares issuable upon exercise of such In-the-Money Company Stock Options. The value of RSUs and PSUs is the Merger Consideration of $2.20 per Share multiplied by the number of RSUs and PSUs outstanding, as applicable. As described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Treatment of Shares, Stock Options, Restricted Stock Units and Performance Stock Units in Connection with the Offer and Merger—Treatment of Company Stock Options”, these items are “single-trigger” pursuant to the terms of the Merger Agreement. For more information, see the table below:

Name	Value of In-the-Money Company Stock Options ($)	Value of RSUs ($)	Value of PSUs ($)
Himesh Bhise	$5,989	$423,581	$341,882
Timothy J. Heasley	$11,008	$224,519	$189,935
Steven M. Davi	$44,586	$180,719	$151,947

(3)

The amounts reported in this column reflect the payment of continued healthcare benefits for each of Messrs. Bhise, Heasley and Davi, at the Company’s cost, if (i) his employment with the Company is terminated without “cause” or the NEO terminates his employment with the Company for “good reason” with respect to Messrs. Bhise and Heasley or (ii) an involuntary termination occurred with respect to Mr. Davi in connection with or within 12 months following a change of control, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Payments to Executive Officers Upon Termination Following a Change of Control” for 12 months following a qualifying termination of employment, which are provided pursuant to the NEO’s respective employment letter agreements. The cost of the healthcare benefits represents the cost to the Company of providing continued healthcare benefits as determined in accordance with GAAP. Each NEO’s right to receive continued healthcare benefits is subject to the same conditions set forth in footnote (1) to the Golden Parachute Compensation table with respect to cash severance benefits.

(4)

The figure shown in this column represents the estimated tax gross-up that would be payable to Mr. Heasley for 12 months under his employment letter agreement in the event the Company makes cash payments to Mr. Heasley in lieu of providing subsidized COBRA coverage as a result of the Company’s determination that its provision of subsidized COBRA coverage would violate, or cause the Company to incur additional expense as a result of noncompliance with, applicable law. The tax gross up is payable for up to 12 months if Mr. Heasley is terminated by the Company without cause or resigns for good reason, as described in Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Payments to Executive Officers Upon Termination Following a Change of Control,” and is subject to the same conditions set forth in footnote (1) to the Golden Parachute Compensation table with respect to Mr. Heasley’s cash severance benefits. In determining the potential tax reimbursement for Mr. Heasley, the Company assumed that Mr. Heasley’s individual tax rate would be 46.2%.

(5)

Of the total amount shown in this column, only the amounts included in the Equity column of the Golden Parachute Compensation table are “single-trigger.” The remaining portion of the Total is payable only if (i) in the case of Messrs. Bhise and Heasley, his employment with the Company is terminated without “cause” or he terminates his employment with the Company for “good reason” and (ii) in the case of Mr. Davi, an involuntary termination occurs, in each case within 12 months following a change of control as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Payments to Executive Officers Upon Termination Following a Change of Control.”

(b) Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of shares immediately prior to the Effective Time who comply with the applicable procedures under Section 262 of the DGCL (and who do not waive or otherwise lose their appraisal rights) will be entitled to an appraisal of the “fair value” of their Shares in accordance with Section 262 of the DGCL. Shares tendered pursuant to the Offer and not validly withdrawn prior to the closing of the Offer will not be entitled to appraisal rights.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this

Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262 of the DGCL. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex B, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the Merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (i) did not tender such Shares in the Offer (or if tendered, validly withdrew such Shares prior to the closing of the Offer), (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights, will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price.

Section 262 of the DGCL sets forth the procedures stockholders entitled to appraisal must follow to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by Section 262 of the DGCL require strict compliance with the procedures set forth in Section 262 of the DGCL. If a stockholder fails to timely and properly comply with the requirements of Section 262 of the DGCL, any appraisal rights may be lost. If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:

•

within the later of: (1) the consummation of the Offer, which we anticipate will be 12:00 midnight, New York City time, on March 30, 2021, the date that is 20 business days (for this purpose calculated in accordance with Rule 14d-1(g)(3) promulgated under the Exchange Act) following the commencement of the Offer, unless extended as required or permitted by the Merger Agreement and (2) 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is expected to be on or about March 3, 2021), demand in writing from the Company (as the Surviving Corporation) at the address indicated below the appraisal of such stockholder’s Shares. The demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer (or otherwise waive such stockholder’s appraisal rights);

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the effective date of the Merger; and

•

any stockholder of the Company or beneficial owner of Shares who has otherwise perfected its appraisal rights, or the Surviving Corporation, must file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the stock of all such stockholders within 120 days after the effective date of the Merger.

Notwithstanding a stockholder’s compliance with the foregoing requirements, the Delaware Court of Chancery shall dismiss the appraisal proceedings as to all stockholders who are otherwise entitled to appraisal rights, and such stockholders will effectively lose their appraisal rights, unless (a) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (b) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger to those stockholders of the Company who made a written demand for appraisal in accordance with Section 262 of the DGCL on or within 10 days after the effective date of the Merger, as required by Section 262(d)(2) of the DGCL. Only stockholders who have submitted a written demand for appraisal in accordance with Section 262 and are entitled to appraisal rights will be entitled to receive such notice of the effective date of the Merger.

All written demands for appraisal should be addressed to:

Synacor, Inc.

Attention: Amy Andrus

Director, Legal Affairs

40 La Riviere Drive, Suite 300

Buffalo, New York 14202

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 days after the effective date of the Merger, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender such Shares in the Offer and properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the effective date of the Merger, any holder of Shares who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares (other than any excluded stock (as defined in Section 251(h)(6)d of the DGCL)) that were the subject of, and were not tendered into, and were accepted for purchase and exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Register in Chancery (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. Notwithstanding a stockholder’s compliance with the requirements of Section 262 of the DGCL, the Delaware Court of Chancery shall dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights unless (a) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (b) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the immediately preceding sentence only upon the sum of (a) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court, and (b) interest theretofore accrued, unless paid at that time. The Company, Parent and Purchaser have made no determination as to whether such a payment may be made if the Merger is consummated, and the Company reserves the right to make such a payment if at all, at such time as it determines to be advisable. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery and stockholders should recognize that such an appraisal could result in a determination of value greater than, less than or the same as the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Parent and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, on the amount determined to be the fair value (or, in certain circumstances described herein, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding), by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in the Delaware Court of Chancery may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata to the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the effective date of the Merger, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the effective date of the Merger.

At any time within 60 days after the effective date of the Merger, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the effective date of the Merger, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (i) any such attempt to withdraw made more than 60 days after the effective date of the Merger will require written approval of the Surviving Corporation and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the effective date of the Merger.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration therefor.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The exercise of appraisal rights requires compliance with to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

(c) Anti-Takeover Statute.

In general, Section 203 of the DGCL prevents an “interested stockholder” (defined generally to include a person who, together with such person’s affiliates and associates, owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions and transactions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless one of certain conditions are met, including that the transaction in which the stockholder became an interested stockholder or the business combination, as applicable, was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder.

Each of Parent and Purchaser is not, nor at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. In addition, in accordance with the provisions of Section 203 of the DGCL, the Company Board approved the Merger Agreement and the Transactions contemplated thereby, including the Offer and the Merger, as described in “Item 4. The Solicitation or Recommendation” of this Schedule 14D-9 and, therefore, the restrictions of Section 203 of the DGCL are inapplicable to the Offer, the Merger and the Transactions.

(d) Merger without a Vote.

Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation (the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders), and subject to certain statutory provisions, if the acquirer holds at least the number of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, Parent and the Company intend to effect the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

(e) Regulatory Approvals.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and certain waiting period requirements have been satisfied. Based on the value of the Offer, however, Parent, Purchaser and the Company believe no HSR Act filing is required in connection with the Offer and the Merger.

As of the date of this Schedule 14D-9, the Company is not aware of any material governmental consents, approvals or filings that are required to be obtained prior to the parties’ completion of the Offer or the Merger. Each of the parties to the Merger Agreement agreed to use its reasonable best efforts to take all actions that are necessary, proper or advisable under the Merger Agreement and applicable law to consummate and make effective the Transactions, including using reasonable best efforts (i) to obtain all consents, approvals or waivers from, or participate in other discussions or negotiations with third parties, (ii) to obtain all necessary actions or non-actions, waiting period expirations or terminations, waivers, consents, approvals, orders and authorizations from governmental entities, and (iii) resist, contest or defend any proceeding challenging the Transactions.

(f) Legal Proceedings

As of the date of this Schedule 14D-9, there are currently no legal proceedings pending relating to the Offer or the Merger. Legal proceedings arising out of or relating to the Offer or the Merger may be filed in the future.

(g) Certain Company Management Forecasts.

The Company does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future revenues, earnings or other results, due to, among other reasons, the unpredictability of the underlying assumptions and estimates, though the Company has in the past provided investors with full year and quarterly financial guidance that covered areas such as revenue, GAAP net income and adjusted EBITDA, among other items, which it has updated from time to time during the relevant year. Due to the uncertainty and impact of the COVID-19 pandemic on the Company’s financial performance and operational results, the Company withdrew its fiscal year 2020 guidance and temporarily suspended providing quarterly guidance updates in May 2020 through the end of the third quarter of 2020.

However, in connection with the Company Board’s evaluation of the Merger and other potential strategic alternatives, Company management prepared certain unaudited prospective financial information for its fiscal years 2021 through 2024, or the “Company Forecasts.” Company management provided the Company Forecasts to the Company Board for purposes of considering and evaluating the Company’s strategic alternatives, including Parent’s acquisition proposal, and to Canaccord Genuity in connection with the rendering of its opinion to the Company Board and in performing its related financial analyses, as described above under the heading “Item 4. The Solicitation or Recommendation—Opinion of the Financial Advisor to the Company Board.” Certain portions of the Company Forecasts were also provided to and discussed with Parent and Purchaser in connection with their evaluation of the Transactions.

The Company Forecasts are based on numerous estimates and assumptions, including assumptions regarding the global economy, the Company’s revenue growth, customer retention, pricing, cost structure, inflation, capital expenditures and working capital requirements. The Company Forecasts also take into account the continued recovery from the COVID-19 pandemic impact on the Company’s revenue base for fiscal year 2020 and growth thereafter driven from a number of key initiatives, including from, among other things, the Company’s continued transition to higher-margin, SaaS-based revenue and the recovery of its publisher based advertising business. The underlying assumptions used in the Company Forecasts are generally based on information and market factors known to Company management when prepared during the second half of 2020 and then subsequently updated in January 2021.

The Company used certain financial measures in the Company Forecasts that are not in accordance with GAAP as supplemental measures to understand and evaluate core operating performance and trends. In particular, the exclusion of certain expenses in calculating adjusted EBITDA can provide a useful measure for period-to-period comparisons of the Company’s core business. While the Company believes that non-GAAP financial measures provide useful supplemental information, there are limitations associated with the use of non-GAAP financial measures. Non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors or other companies due to potential differences in the exact method of calculation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP.

The following is a summary of the Company Forecasts (based on a fiscal year ending on December 31 of the indicated year):

(Dollars in Millions)	FY 2021E	FY 2022E	FY 2023E	FY 2024E
Revenue	$88.6	$94.8	$103.1	$112.6
Net Income	$(2.2)	$3.0	$6.7	$10.8
Adjusted EBITDA (non-GAAP)(1)	$9.1	$12.4	$14.6	$17.4
Unlevered Free Cash Flow (non-GAAP)(2)	$3.6	$6.4	$8.7	$11.8

(1)   EBITDA refers to operating income before interest, taxes, depreciation and amortization. For the Company, adjusted EBITDA excludes stock-based compensation expense, asset impairments, restructuring charges, and certain legal expenses and professional services fees.

(2)   Unlevered Free Cash Flow is calculated by taking operating income after tax, adding back depreciation and amortization expense, subtracting capital expenditures, and adjusting for changes in net working capital.

Important Information Concerning the Company Forecasts

The summary of the Company Forecasts is included in this Schedule 14D-9 solely to give Company stockholders access to certain financial forecasts that were made available to the Company Board and Canaccord Genuity, and is not being included in this Schedule 14D-9 to influence any Company stockholder’s decision whether to tender their Shares in the Offer or for any other purpose. The inclusion of the Company Forecasts in this Schedule 14D-9 does not constitute an admission or representation by the Company that the information is material.

Except as described above, the Company Forecasts were generated by the Company solely for internal use by the Company Board and its financial advisor, Canaccord Genuity. The Company Forecasts were not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data or published guidelines of the SEC regarding forward-looking statements or GAAP. The non-GAAP financial measures used in the Company Forecasts were relied upon by Canaccord Genuity for purposes of its financial analyses and opinion and by the Company Board in connection with its consideration of the Merger. Financial measures provided to a financial advisor are excluded from the definition of non-GAAP financial measures and, therefore, are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not relied upon by Canaccord Genuity for purposes of its financial analyses and opinion or by the Company Board in connection with its consideration of the Merger.

No independent registered public accounting firm provided any assistance in preparing the Company Forecasts. Accordingly, no independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the Company Forecasts or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Company Forecasts.

By including the Company Forecasts in this Schedule 14D-9, neither the Company nor any of its affiliates or representatives nor any other person or entity has made or makes any representation or warranty to any security holder regarding the information included in the Company Forecasts or the ultimate performance of the Company, the Surviving Corporation, or any of their affiliates compared to the information contained in the Company Forecasts.

The assumptions and estimates underlying the Company Forecasts, all of which are difficult to predict and many of which are beyond the control of the Company may not be realized. Although summaries of the Company Forecasts are presented with numerical specificity, the Company Forecasts reflect numerous assumptions and estimates as to future events made by Company management, which it believes were reasonable at the time the Company Forecasts were prepared, taking into account the relevant information available to management at such time. However, this information is not fact and should not be relied upon as being necessarily predictive of actual future results. Important factors may affect actual results and cause the Company Forecasts not to be achieved. These factors include general economic conditions, including in light of the COVID-19 pandemic, accuracy of certain accounting assumptions, timing of business investments by the Company, changes in actual or projected cash flows, competitive pressures, changes in tax or other laws or regulations. There can be no assurance that the forecasted results or underlying assumptions will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Company Forecasts, whether or not the Merger is completed. Neither the Company nor any of its affiliates or representatives nor any other person or entity assumes any responsibility to holders of Shares for the accuracy of this information.

In particular, the Company Forecasts, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Since the Company Forecasts cover multiple years, by their nature, they become subject to greater unpredictability with each successive year. Important factors that may affect actual results and results in the Company Forecasts not being achieved include, but are not limited to, the risk factors described in the Company’s SEC filings. The Company Forecasts also reflect assumptions as to certain business decisions that are subject to change. The information set forth in the Company Forecasts is not factual and should not be relied upon as being necessarily indicative of actual future results. The Company Forecasts may also differ from published analyst estimates or Company Forecasts. The Company Forecasts should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in the Company’s public filings with the SEC.

The Company Forecasts were developed for the Company on a standalone basis without giving effect to the Merger, and therefore the Company Forecasts do not give effect to the Merger or any changes to the Company’s or Parent’s operations or strategy that may be implemented after the consummation of the Merger, including without limitation potential cost synergies to be realized as a result of the Merger, or to any costs incurred in connection with Merger. Furthermore, the Company Forecasts do not take into account the effect of any failure of the Merger to be completed and should not be viewed as accurate or continuing in that context.

The Company Forecasts summarized in this section were prepared prior to the execution of the Merger Agreement and have not been updated to reflect any changes after the date they were prepared.

EXCEPT AS MAY BE REQUIRED BY FEDERAL SECURITIES LAWS, THE COMPANY DOES NOT INTEND TO UPDATE, AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE, OR OTHERWISE REVISE, THE ABOVE COMPANY FORECASTS TO REFLECT CIRCUMSTANCES EXISTING SINCE THEIR PREPARATION OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE UNDERLYING ASSUMPTIONS ARE SHOWN TO BE IN ERROR OR NO LONGER APPROPRIATE (EVEN IN THE SHORT TERM) OR TO REFLECT CHANGES IN GENERAL ECONOMIC OR INDUSTRY CONDITIONS.

In light of the foregoing factors and the uncertainties inherent in the Company Forecasts, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on the Company Forecasts.

(h) Annual and Quarterly Reports.

For additional information regarding the business and the financial results and condition of the Company, please see the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and similar reports filed with the SEC, which can be obtained without charge from the SEC’s website at www.sec.gov.

Item 9. Exhibits.

The following Exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 3, 2021 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO of SY Merger Sub Corporation filed by SY Holding Corporation, CLP SY Holding, LLC, Centre Lane Partners V, L.P. and SY Merger Sub Corporation with the SEC on March 3, 2021).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Summary Advertisement as published in the New York Times on March 3, 2021 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)(A)	Press Release, dated February 11, 2021 (incorporated by reference to Exhibit 99.1 of Synacor, Inc.’s second Current Report on Form 8-K, File No. 001-33843, filed on February 11, 2021).

(a)(5)(B)	Opinion, dated February 10, 2021, of Canaccord Genuity LLC (attached to this Schedule 14D-9 as Annex A).

(a)(5)(C)	Form of E-Mail to Customers, Partners, Prospective Customers and Prospective Partners (incorporated by reference Exhibit 99.1 to Synacor, Inc.’s second Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 11, 2021).

(a)(5)(D)	E-mail to Employees, dated February 11, 2021 (incorporated by reference Exhibit 99.2 to Synacor, Inc.’s second Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 11, 2021).

(a)(5)(E)	Facebook post from Synacor, Inc., February 11, 2021 (incorporated by reference Exhibit 99.3 to Synacor, Inc.’s second Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 11, 2021).

(a)(5)(F)	Facebook post from Zimbra, February 11, 2021 (incorporated by reference Exhibit 99.4 to Synacor, Inc.’s second Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 11, 2021).

(a)(5)(G)	Tweet from Synacor, Inc., February 11, 2021 (incorporated by reference Exhibit 99.5 to Synacor, Inc.’s second Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 11, 2021).

(a)(5)(H)	Tweet from Zimbra, February 11, 2021 (incorporated by reference Exhibit 99.6 to Synacor, Inc.’s second Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 11, 2021).

Exhibit No.	Description

(a)(5)(I)	LinkedIn post from Synacor, Inc., February 11, 2021 (incorporated by reference Exhibit 99.7 to Synacor, Inc.’s second Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 11, 2021).

(a)(5)(J)	LinkedIn post from Zimbra, February 11, 2021 (incorporated by reference Exhibit 99.8 to Synacor, Inc.’s second Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 11, 2021).

(a)(5)(K)	Retweet from Himesh Bhise, February 11, 2021 (incorporated by reference Exhibit 99.9 to Synacor, Inc.’s second Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 11, 2021).

(e)(1)	Agreement and Plan of Merger, dated as of February 10, 2021, by and among CLP SY Holding, LLC, SY Merger Sub Corporation and Synacor, Inc. (incorporated by reference to Exhibit 2.1 of Synacor, Inc.’s second Current Report on Form 8-K, File No. 001-35258, filed on February 11, 2021).

(e)(2)	Confidentiality Agreement, dated as of September 8, 2020, by and between Synacor, Inc. and Centre Lane Partners, LLC (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(3)	Equity Commitment Letter, dated February 10, 2021, by and among CLP SY Holding, LLC, SY Merger Sub Corporation and Centre Lane Partners V, L.P. (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	Form of Tender and Support Agreement, dated as of February 10, 2021, by and among SY Holding Corporation, SY Merger Sub Corporation, and certain stockholders of the Company (incorporated by reference to Exhibit 99.2 of Synacor, Inc.’s second Current Report on Form 8-K, File No. 001-35258, filed on February 11, 2021).

(e)(5)	Fifth Amended Restated Certificate of Incorporation of Synacor, Inc. (incorporated by reference to Exhibit 3.2 to Synacor, Inc.’s Registration Statement on Form S-1/A, File No. 333-178049, as amended on January 30, 2012).

(e)(6)	Amended and Restated Bylaws of Synacor, Inc. (incorporated by reference to Exhibit 3.4 to Synacor, Inc.’s Registration Statement on Form S-1/A, File No. 333-178049, as amended on January 30, 2012).

(e)(7)	Form of Indemnification Agreement between Synacor, Inc. and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 to Synacor, Inc.’s Registration Statement on Form S-1, File No. 333-178049, dated November 18, 2011).

(e)(8)	2006 Stock Plan (incorporated by reference to Exhibit 10.3.1 to Synacor, Inc.’s Registration Statement on Form S-1, File No. 333-178049, filed on November 18, 2011).

(e)(9)	Amendment No. 1 to 2006 Stock Plan (incorporated by reference to Exhibit 10.3.2 to Synacor, Inc.’s Registration Statement on Form S-1, File No. 333-178049, filed on November 18, 2011).

(e)(10)	Amendment No. 2 to 2006 Stock Plan (incorporated by reference to Exhibit 10.3.3 to Synacor, Inc.’s Registration Statement on Form S-1, File No. 333-178049, filed on November 18, 2011).

(e)(11)	Amendment No. 3 to 2006 Stock Plan (incorporated by reference to Exhibit 10.3.4 to Synacor, Inc.’s Registration Statement on Form S-1, File No. 333-178049, filed on November 18, 2011).

(e)(12)	Amendment No. 4 to 2006 Stock Plan (incorporated by reference to Exhibit 10.3.5 to Synacor, Inc.’s Registration Statement on Form S-1, File No. 333-178049, filed on November 18, 2011).

(e)(13)	Amendment No. 5 to 2006 Stock Plan (incorporated by reference to Exhibit 10.3.6 to Synacor, Inc.’s Registration Statement on Form S-1, File No. 333-178049, filed on November 18, 2011).

(e)(14)	Amendment No. 6 to 2006 Stock Plan (incorporated by reference to Exhibit 10.3.7 to Synacor, Inc.’s Registration Statement on Form S-1, File No. 333-178049, filed on November 18, 2011).

(e)(15)	Amendment No. 7 to 2006 Stock Plan (incorporated by reference to Exhibit 10.3.8 to Synacor, Inc.’s Registration Statement on Form S-1/A, File No. 333-178049, as amended on January 18, 2012).

(e)(16)	Form of Director Stock Option Agreement under 2006 Stock Plan (incorporated by reference to Exhibit 10.3.14 to Synacor, Inc.’s Registration Statement on Form S-1/A, File No. 333-178049, as amended on January 30, 2012).

(e)(17)	Form of Director Stock Option Agreement under 2006 Stock Plan (incorporated by reference to Exhibit 10.3.15 to Synacor, Inc.’s Registration Statement on Form S-1/A, File No. 333-178049, as amended on January 30, 2012).

Exhibit No.	Description

(e)(18)	Form of Stock Option Agreement with Himesh Bhise under 2006 Stock Plan (incorporated by reference to Exhibit 10.2.13 to Synacor, Inc.’s Annual Report on Form 10-K, File No. 001-33843, filed with the SEC on March 22, 2017).

(e)(19)	Amended and Restated 2012 Equity Incentive Plan (incorporated by reference to Appendix A to Synacor, Inc.’s Definitive Proxy Statement on Schedule 14A, File No. 001-33843, filed with the SEC on April 7, 2017).

(e)(20)	Form of Stock Option Agreement under 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.4.2 to Synacor, Inc.’s Registration Statement on Form S-1/A, File No. 333-178049, as amended on January 30, 2012).

(e)(21)	Form of Stock Unit Agreement under 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.4.3 to Synacor, Inc.’s Registration Statement on Form S-1/A, File No. 333-178049, as amended on January 30, 2012).

(e)(22)	Form of Early Exercise Stock Option Agreement under 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.4.5 to Synacor, Inc.’s Annual Report on Form 10-K, File No. 001-33843, filed with the SEC on March 26, 2013).

(e)(23)	Form of Stock Option Agreement with Himesh Bhise under 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.3.7 to Synacor, Inc.’s Annual Report on Form 10-K, File No. 001-33843, filed with the SEC on March 22, 2017).

(e)(24)	2007 Management Cash Incentive Plan (incorporated by reference to Exhibit 10.1 to Synacor, Inc.’s Quarterly Report on Form 10-Q, File No. 001-33843, filed with the SEC on May 15, 2012).

(e)(25)	Special Purpose Recruitment Plan (incorporated by reference to Appendix A to Synacor, Inc.’s Definitive Proxy Statement on Schedule 14A, File No. 001-33843, filed with the SEC on April 5, 2013).

(e)(26)	Form of Stock Option Agreement (Early Exercise) under Special Purpose Recruitment Plan (incorporated by reference to Exhibit 10.5 to Synacor, Inc.’s Quarterly Report on Form 10-Q, File No. 001-33843, filed with the SEC on August 13, 2013).

(e)(27)	Employment Letter Agreement with Himesh Bhise dated July 31, 2014 (incorporated by reference to Exhibit 10.1.1 to Synacor, Inc.’s Quarterly Report on Form 10-Q, File No. 001-33843, filed with the SEC on November 14, 2014).

(e)(28)	Stock Option Agreement with Himesh Bhise dated August 4, 2014 (incorporated by reference to Exhibit 10.1.2 to Synacor, Inc.’s Quarterly Report on Form 10-Q, File No. 001-33843, filed with the SEC on November 14, 2014).

(e)(29)	Letter Agreement with Timothy J. Heasley dated August 1, 2018 (incorporated by reference to Exhibit 10.1 to Synacor, Inc.’s Current Report on Form 8-K, File No. 001-33843, filed with the SEC on August 1, 2018).

(e)(30)	Letter Agreement with Steven Davi dated October 25, 2012 (incorporated by reference to Exhibit 10.3.1 to Synacor, Inc.’s Quarterly Report on Form 10-Q, File No. 001-33843, filed with the SEC on August 9, 2018).

(e)(31)	Amendment to Letter Agreement with Steven Davi, dated September 9, 2013.

(e)(32)	Change of Control Severance Agreement with Steven Davi (incorporated by reference to Exhibit 10.3.2 to Synacor, Inc.’s Quarterly Report on Form 10-Q, File No. 001-33843, filed with the SEC on August 9, 2018).

(e)(33)	Letter Agreement with Steven Davi dated April 26, 2018 (incorporated by reference to Exhibit 10.3.3 to Synacor, Inc.’s Quarterly Report on Form 10-Q, File No. 001-33843, filed with the SEC on August 9, 2018).

Annex A—Opinion, dated February 10, 2021, of Canaccord Genuity LLC to the Company Board

Annex B—Section 262 of the General Corporation Law of the State of Delaware

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2021	SYNACOR, INC.

	By:	/s/ Timothy J. Heasley

	Name:	Timothy J. Heasley

	Title:	Chief Financial Officer

Annex A

Canaccord Genuity LLC 99 High Street Suite 1200 Boston, MA USA 02110 T1: 1.617.371.3900 T2: 1.800.225.6201 cgf.com

February 10, 2021

Board of Directors

Synacor, Inc.

40 La Riviere Drive, Suite 300

Buffalo, New York 14202

Members of the Board:

We understand that Synacor, Inc., a Delaware corporation (“Synacor”), and CLP SY Holding, LLC, a Delaware limited liability company (“Parent”), intend to enter into an Agreement and Plan of Merger (the “Agreement”), pursuant to which (i) SY Merger Sub Corporation, a wholly owned subsidiary of Parent (“Merger Sub”), will commence a tender offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of Synacor (the “Shares,” and such tender offer, the “Offer”) at a price of $2.20 per share in cash (the “Offer Price”) and (ii) following consummation of the Offer, Merger Sub will be merged with and into Synacor, with Synacor continuing as the surviving corporation and as a wholly owned subsidiary of Parent (the “Merger” and, taken together with the Offer as an integrated transaction, the “Transaction”), pursuant to which each Share (other than Shares irrevocably accepted for payment by Merger Sub in the Offer, that constitute Dissenting Shares (as defined in the Agreement), or are held by Synacor as treasury stock immediately prior to the Effective Time (as defined in the Agreement) of the Merger) will be converted into the right to receive the Offer Price. The terms and conditions of the Transaction are more fully set forth in the Agreement. You have requested our opinion as of the date hereof as to whether the Offer Price to be received by the holders of Shares (excluding Shares that constitute Dissenting Shares or are held by Synacor as treasury stock immediately prior to the Effective Time of the Merger (the “Excluded Shares”)) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Canaccord Genuity LLC (“Canaccord Genuity”), as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Synacor, Parent or their respective affiliates. During the two years preceding the date of this opinion, we have provided financial advisory services to Synacor for which we received customary compensation and no investment banking or other financial services of a material nature to Parent. We may provide investment banking and other services to or with respect to Synacor, Parent or their respective affiliates in the future, for which we may receive compensation. We have acted as financial advisor to Synacor in connection with the Transaction. We will receive fees for our services in connection with the Transaction, a portion of which was payable in connection with the signing of our engagement letter with Synacor, a portion of which is payable upon the delivery of this opinion, and the remainder of which is contingent upon the consummation of the Transaction. In addition, Synacor has agreed to reimburse certain of our expenses and indemnify us for liabilities relating to or arising out of our engagement.

Board of Directors of

Synacor, Inc.

February 10, 2021

In connection with our review of the proposed Transaction and developing our opinion, we have, among other things:

(i)	reviewed certain publicly available historical business and financial information concerning Synacor;

(ii)	reviewed certain historical financial statements and other historical financial and operating data concerning Synacor provided to us by management of Synacor;

(iii)	reviewed certain financial projections and other estimates and data relating to Synacor prepared by the management of Synacor that we have been directed to utilize in our analysis;

(iv)	conducted discussions with members of management of Synacor regarding the past and current operations and financial condition and the prospects of Synacor;

(v)	reviewed financial and stock market data for certain companies, the securities of which are publicly traded, that we deemed to be relevant to Synacor;

(vi)	compared the financial terms of the Transaction with the financial terms of certain other acquisitions we deemed to be relevant and comparable to the Transaction;

(vii)

reviewed the terms of the Agreement provided to us by Synacor on February 10, 2021, which we have assumed, with your consent, to be identical in all material respects to the agreement executed by the parties; and

(viii)

reviewed such other financial studies and analyses, performed such other investigations, and took into account such other matters as we deemed necessary, including an assessment of general securities, economic, market and monetary conditions.

In connection with our review and arriving at our opinion, we have not independently verified any of the foregoing information, have relied on such information, have assumed that all such information is complete and accurate in all material respects, and have relied on assurances of management of Synacor that they are not aware of any facts that would make such information misleading. With respect to the financial projections of Synacor prepared by management of Synacor and any other forward-looking information reviewed by us, we have assumed, with your consent, that such information has been reasonably prepared on bases reflecting the best currently available estimates and judgments of management as to the matters covered thereby, and we have relied, at your direction, on such information for purposes of our analysis and this opinion. We express no view or opinion as to such information or the assumptions on which it is based. We also have assumed that (i) the Transaction will be consummated upon the terms set forth in the Agreement, without any waiver, modification or amendment of any material term, condition or agreement therein which would be in any way meaningful to our analysis, (ii) the representations and warranties made by the parties to the Agreement are and will be true and correct in all respects material to our analysis, and (iii) in the course of obtaining necessary governmental, regulatory and third party approvals and consents for the Transaction, no modification, delay, limitation, restriction or conditions will be imposed which would have an adverse effect on Synacor or Parent or be in any way meaningful to our analysis.

Board of Directors of

Synacor, Inc.

February 10, 2021

This opinion has been approved by a fairness committee of Canaccord Genuity. Our opinion is rendered on the basis of securities, economic, market and monetary conditions prevailing as of the date hereof and on the prospects, financial and otherwise, of Synacor known to us as of the date hereof. It should be understood that (i) subsequent developments may affect the conclusions expressed in this opinion if this opinion were rendered as of a later date, and (ii) Canaccord Genuity disclaims any obligation to advise any person of any change in any manner affecting this opinion that may come to our attention after the date of this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion. We have not been requested to conduct and we have not conducted, nor have we relied upon, any independent valuation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise) of Synacor. We also have not evaluated and do not express any opinion as to the solvency of any party to the Agreement, or the ability of Synacor to pay its obligations when they become due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters.

This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of Shares (excluding Excluded Shares) of the Offer Price to be received by such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of any other agreements or arrangements contemplated by the Agreement or entered into in connection with the Transaction. We also express no opinion as to the fairness of the Transaction to the holders of any class of securities, creditors or other constituencies of Synacor or any value that holders of Dissenting Shares may be entitled to receive. Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available to Synacor, nor does it address the underlying business decision of Synacor to proceed with the Transaction or any view on another term or aspect of the Transaction, including, without limitation, the structure or form of the Transaction. We also note that we are not legal, accounting, regulatory or tax experts and have relied on the assessments made by Synacor and its advisors with respect to such matters. We have not considered, and we express no opinion as to, the fairness of the amount or nature of the compensation to any of the officers, directors or employees of Synacor or any other party, or class of such persons. Further, we express no opinion as to in the future what the value of the Shares or any other securities actually will be when issued or the price or range of prices at which the Shares or any other securities may trade or otherwise be transferable at any time, including following announcement of the Transaction.

Board of Directors of

Synacor, Inc.

February 10, 2021

It is agreed between the Board of Directors of Synacor and Canaccord Genuity that this opinion, as set forth in this letter form, is directed to and for the information of the Board of Directors only (in its capacity as such) in connection with its evaluation of the Transaction and does not constitute advice or a recommendation to the Board of Directors as to how the Board of Directors should vote with respect to the Agreement or to any stockholder of Synacor as to whether such stockholder should tender Shares in connection with the Offer, or how such person should otherwise act with respect to the Transaction or any other matter.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Price to be received by the holders of Shares (excluding Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Sincerely,

/s/ Canaccord Genuity LLC

CANACCORD GENUITY LLC

Annex B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262 Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

B-4